Exhibit 96.2

TECHNICAL REPORT SUMMARY SHOAL CREEK MINE
In accordance with the requirements of SEC Regulation S-K (subpart 1300)

EFFECTIVE DATE: DECEMBER 31, 2021
REPORT DATE: FEBRUARY 18, 2022

PEABODY ENERGY CORPORATION
701 Market Street, Saint Louis, Missouri 63101

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TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
SIGNATURE PAGE
Title: Technical Report Summary - Shoal Creek Mine, SK-1300
Peabody Energy Corporation (BTU)
Effective Date of Report:
December 31, 2021
Project Location:
The Shoal Creek Mine is an underground coal mine and is located approximately thirty-five (35) miles west of the city of Birmingham. The mine is also halfway between the towns of Jasper to the north, and Tuscaloosa to the south, in Jefferson, Tuscaloosa, and Walker Counties in the state of Alabama. Peabody Southeast Mining, LLC., which is a subsidiary of Peabody Energy Corporation, is the operator for the Shoal Creek Mine. Shoal Creek is situated in the Southern Appalachia Coal Producing Region.
Qualified Person(s):

Peabody Energy Corporation

_/s/ Mike Shetley_____________________
Geology (Prepared Sections:1,2,3,4,5,6,7,8,9,10,11,21,22,23,24,25)

_/s/ Hui Hu__________________________
Mining Engineering (Prepared Sections: 1,2,3,4,5,12,13,14,15,16,17,18,19,20,21,22,23,24,25)

Signature Date:
February 18, 2022

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE

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TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
TABLE OF CONTENTS

1. Executive summary	9
1.1. Disclaimer	9
1.2. Property Description	9
1.3. Geology and Mineralization	9
1.4. Exploration	10
1.5. Development and Operations	10
1.6. Coal Resource and Reserve Estimates	10
1.7. Economic Analysis	11
1.8. Conclusion	11
1.9. Recommendations	11
1.9.1. Geology and Resources	11
1.9.2. Mining, Processing and Reserves	11
1.9.3. Environmental, Permitting and Social Considerations	12
1.9.4. Economic Analysis	12
2. INTRODUCTION	13
2.1. Introduction	13
2.2. Terms of Reference	13
2.2.1. Units and Abbreviations	13
2.3. Sources of Information and References	13
2.4. Involvement of Qualified Persons	14
3. PROPERTY DESCRIPTION	15
3.1. Location	15
3.2. Property Rights	16
3.3. Comments from Qualified Person(s)	19
4. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES	20
4.1. Physiography	20
4.2. Access	20
4.3. Climate	23
4.4. Available Infrastructure, Water, Electricity, and Personnel	23
4.5. Comments from Qualified Person(s)	23
5. HISTORY	24
5.1. Prior Ownership	24
5.2. Exploration, Development, and Production History	24
6. GEOLOGICAL AND HYDROLOGICAL SETTING, MINERALIZATION, AND DEPOSIT	25
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TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE

6.1. Geological Setting	25
6.1.1. Regional Geology	25
6.1.2. Local Geology	28
6.2. Hydrology Setting	31
6.2.1. Regional Hydrology	31
6.2.2. Local Hydrology	31
6.3. Mineralization and Deposit Type	32
6.4. Comments from Qualified Person(s)	32
7. EXPLORATION	33
7.1. Coordinate System	33
7.2. Geological Structure Mapping and Quality Sampling	33
7.3. Drilling	33
7.3.1. Recovery	36
7.3.2. Drill Hole Surveys	36
7.4. Geotechnical Data	37
7.5. Gas Data	42
7.6. Hydrogeology	42
7.7. Comments from Qualified Person(s)	42
8. SAMPLE PREPARATION, ANALYSiS, AND SECURITY	43
8.1. Sampling Method	43
8.1.1. Sampling for Coal Quality	43
8.1.2. Sampling from Production (Barge, Stockpile, Preparation Plant)	43
8.1.3. Sampling for Rock Mechanics	45
8.1.4. Sampling for Gas Test	45
8.2. Laboratory Analysis	46
8.2.1. Coal Quality Analysis	46
8.2.2. Rock Mechanics Test	48
8.2.3. Gas Test	48
8.2.4. Density Determination	49
8.2.5. Analytical Laboratories	49
8.3. Sample Security	49
8.4. Comments from Qualified Person(s)	49
9. DATA VERIFICATION	50
9.1. Data Verification Procedures	50
9.2. Limitations	50
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TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE

9.3. Comments from Qualified Person(s)	50
10. COAL PROCESSING AND METALLURGICAL TESTING	51
10.1. Coal Processing and Analytical Procedures	51
10.1.1. Washability	51
10.1.2. Coking Coal Properties	53
10.2. Analytical Laboratories	54
10.3. Recovery Estimates	54
10.4. Comments from Qualified Person(s)	55
11. COAL RESOURCE ESTIMATES	56
11.1. Introduction	56
11.2. Geologic Model and Interpretation	56
11.3. Resource Classification	57
11.4. Coal Resource Estimates	60
11.5. Coal Resource Statement	61
11.6. Comments from Qualified Person(s)	61
12. COAL RESERVE ESTIMATES	62
12.1. Introduction	62
12.2. Coal Reserve Estimates	62
12.2.1. Reserve Classification	62
12.2.2. Mining Loss and Dilution	62
12.2.3. Coal Product Quality	63
12.2.4. Reporting	63
12.3. Coal Reserves Statement	63
12.4. Comments from Qualified Person(s)	65
13. MINING METHODS	66
13.1. Introduction	66
13.2. Mine Design	66
13.2.1. Geotechnical Considerations	66
13.2.2. Subsidence Considerations	67
13.2.3. Ventilation Considerations	68
13.2.4. Hydrological Considerations	69
13.3. Mine Plan	69
13.3.1. Mining Process	69
13.3.2. Production Schedule	70
13.4. Mining Equipment and Personnel	71
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TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE

14. PROCESSING AND RECOVERY METHODS	73
14.1. Introduction	73
14.2. Process Selection and Design	73
14.3. Coal Handling and Processing Plant	73
14.4. Plant Yield	75
14.5. Energy, Water, Process Material, Personnel Requirements	75
15. INFRASTRUCTURE	76
16. MARKET STUDIES AND MATERIAL CONTRACTS	79
16.1. Introduction	79
16.2. Product and Market	79
16.3. Market Outlook	79
16.4. Material Contracts	79
17. ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT	81
17.1. Environment Studies	81
17.2. Permitting	81
17.3. Social and Community Impact	81
17.4. Mine Reclamation and Closure	83
17.5. Comments from Qualified Person(s)	84
18. CAPITAL AND OPERATING COSTS	85
18.1. Introduction	85
18.2. Operating Costs	85
18.3. Capital Expenditures	86
19. ECONOMIC ANALYSIS	87
19.1. Macro-Economic Assumptions	87
19.2. Cash Flow Model	87
19.3. Sensitivity Analysis	88
20. ADJACENT PROPERTIES	89
21. OTHER RELEVANT DATA AND INFORMATION	90
22. INTERPRETATION AND CONCLUSIONS	91
22.1. Geology and Resources	91
22.2. Mining and Reserves	91
22.3. Environmental, Permitting and Social Considerations	91
22.4. Economic Analysis	91
23. RECOMMENDATIONS	92
23.1. Geology and Resources	92
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TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE

23.2. Mining, Processing and Reserves	92
23.3. Environmental, Permitting and Social Considerations	92
23.4. Economic Analysis	92
24. REFERENCES	93
25. RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT	94

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TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
TABLES

Table 1-1. Coal Resources and Reserves	11
Table 2-1. List of Units and Abbreviations	14
Table 3-1. Mine Facility Coordinates (NAD 1927, Alabama State Plane, West Zone)	16
Table 3-2. Surface and Coal Control	16
Table 3-3. Mineral & Surface Leases	17
Table 4-1. Jasper Monthly Temperature (Source: www.usclimatedata.com)	23
Table 4-2. Jasper Monthly Precipitation (Source: www.usclimatedata.com)	23
Table 5-1. Historic Coal Production (Source: MSHA and Peabody)	24
Table 7-1. Original Control Points	33
Table 7-2. Summary of Survey Points	34
Table 7-3. Summary of Drill Holes	34
Table 7-4. Summary of Drill Holes by Seam, Depth, and Thickness	35
Table 7-5. Summary of Drill Holes by Type	36
Table 7-6. Summary of Average Rock Properties	38
Table 7-7. Typical Multi-Stage Triaxial Strength Test from Geotech Hole SC-2020-4C	39
Table 7-8. Coal Bed Methane Values	42
Table 8-1. Summary of Short Proximate Analysis	46
Table 8-2. Summary of Mineral Ash Analysis	47
Table 8-3. Summary of Trace Element Analysis	48
Table 10-1. Typical Size Fraction	51
Table 10-2. Typical Float and Sink Tests	52
Table 10-3. Typical Coking Coal Properties	54
Table 11-1. Resource Stratigraphy	56
Table 11-2. Interpretation Method	57
Table 11-3. Resource Classification Radii in feet	58
Table 11-4. Degree of Uncertainty	59
Table 11-5. Coal Resources	61
Table 12-1. Coal Reserves Statement	64
Table 13-1. Ventilation Facilities	69
Table 13-2. LOM Plan Production Schedule	71
Table 13-3. Major Mining Equipment	72
Table 16-1. Material and Service Contracts	80
Table 17-1. Operational Permits	82
Table 17-2. Discounted Asset Retirement Obligation Estimates	84
Table 18-1. LOM Operating Cost Projection (in millions of US$ as nominal value)	85
Table 18-2. Capital Expenditure Projection (in millions of US$ as nominal value)	86
Table 19-1. Sales Price Assumption	87
Table 19-2. Inflation Assumptions	87
Table 19-3. Cash Flow Analysis (in millions of US$ in nominal value)	88
Table 19-4. Sensitivity Analysis (in millions of US$ as nominal value)	88

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TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
FIGURES

Figure 1-1. General Location Map	9
Figure 3-1. General Location	15
Figure 3-2. Mineral Property Map	18
Figure 3-3. Surface Property Map	19
Figure 4-1. Access Map	21
Figure 4-2. Access Map Inset	22
Figure 6-1. Geologic Stratigraphic Column	26
Figure 6-2. Regional Geologic Map	27
Figure 6-3. North-South Full Geologic Cross Section	29
Figure 6-4. North - South Geologic Cross Section	29
Figure 6-5. East – West Full Geologic Cross Section	30
Figure 6-6. East-West Full Geologic Cross Section	30
Figure 7-1. Exploration Drill Hole Location Map	37
Figure 7-2. Sonic hole locations	40
Figure 7-3. Typical Sonic Log SC-2020-4C conducted by Peabody.	41
Figure 10-1. Typical Curve for Product Yield vs. Ash	53
Figure 11-1. Typical Seam Cross Section.	56
Figure 11-2. Resource Classification Map.	60
Figure 12-1. Reserve Boundary	64
Figure 13-1. Typical Gate Road Development	67
Figure 13-2. Typical Mains Development	67
Figure 13-3. LOM Mining Sequence	71
Figure 14-1. Plant Flow Sheet	74
Figure 14-2. Preparation Plan & Surface Facilities	75
Figure 15-1. Camp Creek Portal Site	77
Figure 15-2. Plant and Barge Loadout Facilities at Shoal Creek Portal	77

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TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE

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TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
1.    EXECUTIVE SUMMARY
1.1.    Disclaimer
This Technical Report Summary for the Shoal Creek Mine has been prepared by a team of qualified persons (QP) on staff at Peabody Energy. The purpose of this statement is to provide a summary of technical studies which support the coal resources and reserves in accordance with the United States Securities and Exchange Commission’s (SEC) new mining rules under the SK-1300 regulation. All information within this report has been prepared based on present knowledge and assumptions.
1.2.    Property Description
Shoal Creek is an underground coal mining operation located near and under the Black Warrior River, halfway between the towns of Jasper and Tuscaloosa, in Jefferson, Tuscaloosa, and Walker counties. The general location of Shoal Creek is shown in Figure 1-1. Shoal Creek controls the majority of the coal within the boundary through coal leases from a variety of private leaseholders and government entities. The existing surface control has been established to support future operations.
Figure 1-1. General Location Map
1.3.    Geology and Mineralization
Northern Alabama lies within the southern portion of the Appalachian coal region which contains three primary coal fields in this portion of the state: Warrior, Cahaba, and Coosa. The Shoal Creek property lies within the east-central area of the Warrior Coal Field. The Warrior Coal Field is within the Pennsylvanian aged Pottsville Formation and is divided into two separate basins: The Warrior Coal Basin, (which contains the Shoal Creek property), and the Plateau Coal Basin.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
The Warrior Coal Basin lies within the Cumberland Plateau section of the Appalachian Highlands and is bound on the eastern side by the Opossum Valley thrust fault. The Mary Lee Group outcrops along the northern and eastern edges of the Warrior Coal Basin. The southern portion of the basin is bound by the East Gulf Coastal Plain sediments. The Warrior Coal Basin dips one to two degrees to the southwest and the coalbeds plunge into the basin dipping as much as nine degrees.
The peat deposition of the Mary Lee and Blue Creek coal seams are representative of deposition on an ancient low-lying fluvial system. The thickest coal is in a northwest to southeast direction, in areas that probably represent locations of ancient low-lying inland valleys that were associated with major stream courses in the upper delta plain. Thinner coal zones are present in smaller valleys off the main ancient channel. These zones likely represent smaller tributaries and valleys of the ancient fluvial system. Shoal Creek currently mines both Mary Lee and Blue Creek seams.
1.4.    Exploration
Exploration of the Shoal Creek property dates back to the 1910’s which was sponsored by the Tennessee Coal, Iron and Railroad Company, under the United States Steel Corporation (USX). This program continued intermittently through the 1980’s. The Drummond Company performed drilling in the Shoal Creek area from 1992 through the middle of 2017 with most of the holes completely cored. Since 2020 Peabody has conducted ongoing exploration programs that comprises a total of 18 drill holes, and one underground horizontal drill hole. In addition, a large amount of in-mine survey measurements of coal thickness, floor elevations, and channel samples have been recorded and collected at Shoal Creek which provide additional understanding of the geology and coal quality. Most of the coal quality analysis was performed by SAI (Sampling Associates International) Gulf at their Jasper, Alabama lab in compliance with the American Society for Testing and Materials (ASTM) Standards. Additional exploration programs will be conducted as needed in the future. For Shoal Creek, there are currently 1,220 total holes within the entire project area, which is adequate to support the resources and reserves in this report.
1.5.    Development and Operations
Shoal Creek is an underground operation that extracts the Mary Lee and Blue Creek seams, along with the parting interval between the seams utilizing continuous miners to develop longwall panels, which are then mined using two longwall systems. The mined seams are subsequently washed at the onsite preparation plant before shipping. The Drummond Company developed the operation in 1994 and operated it until 2018 when Peabody Energy acquired the asset. The mine was idled in the fourth quarter of 2020 due to market conditions and its elevated cost structure. During the idle period the mine undertook activities to upgrade its profit margin. This included a preparation plant upgrade project to increase productivity, lower costs, and improve yields from the operation in the future. The mine restarted production in the second half of the fourth quarter of 2021. The mine is operated under a collective bargaining agreement with the United Mine Workers of America (UMWA) on behalf of the hourly workforce. The operation has an adequate number of employees, equipment, and infrastructure in place to continue mining activities. All required approvals and permits are granted to carry out the production and some of approvals and permits will require periodic renewals in the future.
1.6.    Coal Resource and Reserve Estimates
Coal resource and reserve estimates are summarized in Table 1-1. The total resources for Shoal Creek are estimated as 82 million tons, this includes 75 million tons classified as measured or indicated, and 7 million tons as inferred. The total reserves are estimated to be 18 million tons with 16 million tons of proven reserves and 2 million tons of probable reserves.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
Table 1-1. Coal Resources and Reserves

Resources (in million tons)				Reserves (in million tons)
Measured	Indicated	Inferred	Total	Proven	Probable	Total
40	35	7	82	16	2	18

1.7.    Economic Analysis
The coal resource as stated in this report is in the same coal field as the areas that have been mined out by Shoal Creek. The geological features and coal qualities appear to be consistent. To convert those resources to reserves, it will require additional exploration, mine design planning, and financial analysis.
The 18 million tons of coal reserves are supported by the Life of Mine (LOM) plan. Within the ten years of the LOM, the operation is projected to produce 1.8 million tons of product annually, with an average annual total cost of $224 million and a capital expenditure of $7.2 million. The LOM plan will produce $36 million in annual cash flow and $179 million Net Present Value (NPV).
1.8.    Conclusion
Shoal Creek has a long operating history with all required permits, infrastructure, and major equipment in place. All required property control, including coal and surface, for the reserve area has been obtained to support the operation. Most of the coal within the resource areas is under control by leases. There is a significant amount of historic exploration and survey data for coal reserve estimates. The data has been determined by the Qualified Persons to be adequate in quantity and reliability to support the coal resource and reserve estimates in this Technical Report Summary. The resources are estimated to be 82 million tons. The coal reserve estimates and supporting Life of Mine (LOM) plan conclude that there are 18 million tons of reserves at Shoal Creek. The reserves are economically mineable based on the historical mining, production projections, historical and projected coal sales prices, historical and projected operating costs and capital expenditure projections for the LOM Plan.
1.9.    Recommendations
1.9.1.    Geology and Resources
Further exploration work should be evaluated to provide additional geological confidence. This, along with the existing mine survey and sampling program, will provide adequate support to the operation for short-term and mid-term planning, production, and coal quality control purposes.
It is recommended to further define the faults near the L4 panels in the current LOM. Horizontal drilling should be evaluated and possibly conducted from nearby gate roads once they are developed.
It is recommended to have an experienced geologist log core holes, measure core recovery, and conduct sampling. Core holes should be geophysically logged to verify thickness and core recovery. All activities should be conducted according to Peabody drilling exploration standards. Any future rotary holes should be geophysically logged to verify the strata and coal thickness.
1.9.2.    Mining, Processing and Reserves
It is recommended that the Company conduct reconciliation to further validate the assumptions for loss and dilution during mining and processing. The yield gain from the plant upgrade should be verified with the actual plant performance once the adequate operational data is available.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
The operation should continue to follow the approved roof control and ventilation plan to conduct mining. Any material changes on the plans or from the plans should be assessed and related impacts on resource and/or reserve estimates should be incorporated in the future update.
1.9.3.    Environmental, Permitting and Social Considerations
It is recommended that the operation continue current reclamation practices and ensure the appropriate balance of disturbance and reclamation activities. Any significant mine plan change should be considered for the Asset Retirement Obligation (ARO) update.
1.9.4.    Economic Analysis
The ability of Peabody, or any coal company, to achieve production and financial projections is dependent on numerous factors. These factors primarily include site-specific geological conditions, the capabilities of management and mine personnel, level of success in acquiring coal leases and surface properties, coal sales prices and market conditions, environmental issues, securing permit renewals and bonds, and developing and operating mines in a safe and efficient manner. Unforeseen changes in legislation and new industry developments could substantially alter the performance of any mining company. It is recommended that those factors should be assessed regularly according to the Company’s internal control. Material changes are to be reflected in the future resource and/or reserve estimates.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
2.    INTRODUCTION
2.1.    Introduction
This Technical Report Summary was prepared for the Shoal Creek Mine, which is operated by Peabody Energy Corporation’s wholly owned subsidiary, Peabody Southeast Mining, LLC.
This Technical Report Summary for the Shoal Creek Mine is prepared in accordance with the United States’ Securities and Exchange Commission (SEC) S-K 1300. The S-K 1300 sets the standards for the reporting of scientific and technical information on mineral projects and specifies that the Technical Report Summary must be prepared by or under the supervision of a Qualified Person(s).
The report is the first time filing for the registrant. The report summarizes information to support the resource and reserve results.
2.2.    Terms of Reference
Coal resource and coal reserve estimates are reported according to the definition of S-K 1300 on a 100% controlled basis. The point of reference for coal resources and coal reserves estimates are in situ and saleable product respectively. Coal resource estimates, exclusive of coal reserves, are provided in this report as part of the technical evaluation process.
2.2.1.    Units and Abbreviations
Unless otherwise stated, units used in this report are expressed in the English system. Currencies are expressed in US dollars. A list of abbreviations used in this report is shown below in Table 2-1.
2.3.    Sources of Information and References
The information and references listed here and in Section 23 and Section 24 of this report were used to support the preparation of the report.
•GeoCore: Company’s internal geological database of drill hole and coal quality information.
•LMS: Company’s internal Land Management System which includes all mineral and land contracts.
•Peabody Map View: Company’s internal Geographical Information System (GIS) for mapping.
•Life of Mine (LOM): Company’s internal process for mine planning and economic analysis.
•IP system: Company’s internal Integrated Planning (IP) system for LOM financial model.
•All government permits and approval documents.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
Table 2-1. List of Units and Abbreviations

$	United States Dollar	LLC	Limited Liability Company
ADEM	Alabama Department of Environmental Management	LOM	Life of Mine
ALS	Australian Laboratory Services	LMS	Land Management System
AMLP	Abandoned Mine Land Program	MLS	Mean Sea Level
ARO	Asset Retirement Obligation	MPL	Measurement Point Locations
ASMC	Alabama Surface Mining Commission	MSHA	Mine Safety and Health Administration
ASTM	American Society of the International Association for Testing and Materials	NAD	North American Datum
Co	Degree Celsius	NGVD	National Geodetic Vertical Datum
CAPEX	Capital Expenditure	NPDES	National Pollution Discharge Elimination System
CBM	Coal Bed Methane	NPV	Net Present Value
CSR	Coke Strength after Reaction	NUC	Not Under Control
DHSA	Drill Hole Spacing Analysis	QP	Qualified Persons
F [o]	Degree Fahrenheit	ROM	Run of Mine
FT	Foot	SAI	Sampling Associates International
GPM	Gallons Per Minute	SEC	Securities and Exchange Commission
HV	High Volatile	TPH	Tons Per Hour
IRR	Internal Rate of Return	UCS	Uniaxial Compressive Strength
kWh	Kilowatt Hour	USX	United States Steel Corporation
HMV	Heavy Medium Vessel	UMWA	United Mine Workers of America
LBS	Pounds	VM	Volatile Matter
`
2.4.    Involvement of Qualified Persons
The following Peabody employees serve as Qualified Persons (QPs) for this report as defined in S-K 1300.
•Mining Engineering: Hui Hu (Professional Engineer, Missouri)
•Geology: Mike Shetley (Certified Professional Geologist with the American Institute of Professional Geologists)
Mr. Hu is employed as Director of Geology and Engineering Support at Peabody’s Corporate Office in St. Louis, Missouri USA. He has responsibilities for managing global geological services and supporting engineering activities. He has over 16 years of coal industry experience in underground and open cut coal mines in the US and Australia. He regularly travels to Shoal Creek for geology and engineering support. He provided engineering support for the recent plant upgrades, Life of Mine Planning and budget mine planning at Shoal Creek.
Mr. Shetley is employed as Senior Geologist at Peabody’s Corporate Office in St. Louis, Missouri USA. He has responsibilities for managing exploration and geological modeling for multiple mines in the USA. His relevant experience includes 29 years working as a geologist, 15 of which were in exploration activities at multiple Peabody operations (Arizona, New Mexico, Colorado, Illinois, and Alabama), and geologic model development for projects throughout the Illinois Basin and the American Southwest. He travels to Shoal Creek frequently for exploration drilling projects and underground geological mapping. His most recent visit to Shoal Creek Underground was December 2021.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
3.    PROPERTY DESCRIPTION
3.1.    Location
The Shoal Creek mine is located approximately thirty-five (35) miles west of Birmingham, and thirty-five (35) miles between the town of Jasper to the north and Tuscaloosa to the south, within the counties of Jefferson, Tuscaloosa, and Walker in the state of Alabama. The mine is within the east-central portion of the Warrior Coal Field which is part of the Southern Appalachian Coal Producing region. Access to the mine is by slope and shafts, with the depth of cover ranging from 800 feet in the eastern area of the property to 1,700 feet in the western area. The location of the Shoal Creek mine within Alabama is shown in Figure 3-1.
Figure 3-1. General Location
Shoal Creek’s current portal facility and bathhouse, called Camp Creek, is in Walker County, near the junction of Jefferson, Tuscaloosa and Walker Counties, Alabama. Other surface facilities of the Shoal Creek Portal are in Jefferson County near the Black Warrior River and the village of Adger, Alabama. These consist of the original portal facility and bathhouse, preparation plant, coal stockpiles, refuse disposal facilities, and barge loadout. The location of the Camp Creek Portal and the Shoal Creek Preparation Plant is shown as follows in Table 3-1.

Table 3-1. Mine Facility Coordinates (NAD 1927, Alabama State Plane, West Zone)

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE

Facility	Easting	Northing
Camp Creek Portal	559,782	1,280,288
Shoal Creek Preparation Plant	568,467	1,266,548

3.2.    Property Rights
The Shoal Creek mineral property boundary encompasses a total of 32,666 acres. Shoal Creek has a total of 14 private mineral leases, 1 federal mineral lease, 2 state mineral leases, and 2 surface rights agreements. The majority of this mineral control acreage is primarily through lease agreements from RGGS Land and Minerals Ltd, L.P. The sum of the RGGS leases contains 28,517 total mineral acres. The remainder of the mineral lease control is with the United States of America (1,618 acres leased from the Bureau of Land Management), the Alabama State Department of Conservation and Natural Resources (362 acres under the Black Warrior River), and private property leases (1,250 acres from individuals, families, and/or trusts). The remaining 919 acres designated as Not Under Control (NUC) are all located outside of the projected reserve area. The estimated resource areas have three perimeter tracts that are NUC, however based on the previous history with owners, leases to these NUC acres should be obtainable. All the leases within the property boundary are located within the following Townships, Ranges, and Sections as shown in Table 3-2.

Table 3-2. Surface and Coal Control

Surface and Coal Control
Township	Range	Sections
17S	7W	18 - 21, 29 - 32, 35, 36
17S	8W	13, 14, 22 - 27, 34 - 36
18S	6W	7, 18,19
18S	7W	1 - 24, 26 - 30, 32, 33
18S	8W	1 - 3, 10 - 14, 24

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
A list of controlled acres by lease is shown in Table 3-3 below. Figure 3-2. shows the Shoal Creek Mineral Control.
Table 3-3. Mineral & Surface Leases
1.    % of Realization Per Ton is defined as a Royalty that is a percentage of Sales price multiplied by Tons Sold.
2.    % of Realization with Min per Ton is defined as a Royalty that is the greater of a percentage of Sales price, or a minimum amount multiplied by Tons Sold.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
Figure 3-2. Mineral Property Map
Peabody owns 2,161 acres of the surface at Shoal Creek and leases 449 surface acres, with an option on an additional 880 surface acres. The Surface Rights not controlled by Peabody are primarily owned by Molpus Woodlands Group, LLC (MOLPUS), and Valley Creek Land and Timber Company (VCLT), which are both timber investment groups. These two entities acquired the surface rights from RGGS, who originally acquired them from USX. Subsidence rights have been obtained through various coal lease agreements. The current mine infrastructure is on controlled property. Any future rights for infrastructure should be able to be obtained as needed. Figure 3-3 shows the Shoal Creek Surface Control.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
Figure 3-3. Surface Property Map
3.3.    Comments from Qualified Person(s)
To the extent known to the QP, there are no other significant factors and risks that may affect access, the title of the right, or ability to perform work on the property.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
4.    ACCESSIBILITY, CLIMATE, LOCAL RESOURCES
4.1.    Physiography
Shoal Creek is physiographically part of the Warrior Basin of the Cumberland plateau section of the southern part of the Appalachian Plateau province, which is within the greater Appalachian Highlands region. This part of the Appalachian Plateau Province is characterized by flat topped forested high elevation plateaus separated by steep sided forested valleys. The plateaus slope gently from the northeast to the southwest. The Black Warrior River flows in a southwest direction across the central part of the property.
Surface elevations over the lease area range from approximately 260 feet above Mean Sea Level (MSL) where the Black Warrior river intersects the property line in the southwest portion of the property, to approximately 720 feet above Mean Sea level (MSL) near the southwest central area of Shoal Creek.
The Cumberland Plateau in this area has a great diversity of vegetation but is primarily dominated by mixed hardwood forests of oak, hickory, maple, ash, and pine. A primary industry in the region is logging which therefore results in numerous broad swaths of planned pine tree farms.
4.2.    Access
The Shoal Creek mine is located approximately 35 miles west of Birmingham, Alabama, and approximately 35 miles south of the town of Jasper, Alabama and 35 miles north of the city of Tuscaloosa, Alabama.
To reach the Shoal Creek mine from the city of Birmingham, take Interstate 22 west, which serves as the main highway out of the city, then take the west exit for the Cordova-Parrish Road (highway 20). Drive west until the road changes to Parrish Oakman highway 20, then continue west to the town of Oakman. Drive south through the town of Oakman and continue south on highway 69 for approximately 10 more miles until you reach mile marker 179 and turn left onto Wallace Ferry road. Drive east on Wallace Ferry road staying to the right at a fork, whereupon the road becomes Blackburn road. Drive on Blackburn road about 10 miles until you reach the portal security gate on the right. The Shoal Creek mine office and portal is about one mile past the security gate.
To reach the Shoal Creek mine from the town of Jasper, take Interstate 22 west, until you reach the Oakman exit for highway 69. Drive south through the town of Oakman and continue south for approximately 10 more miles until you reach mile marker 179 and turn left onto Wallace Ferry road. Drive east on Wallace Ferry road staying to the right at a fork, whereupon the road becomes Blackburn road. Drive on Blackburn road about 10 miles until you reach the portal security gate on the right. The Shoal Creek mine office and portal is about one mile past the security gate.
To reach the Shoal Creek mine from the city of Tuscaloosa, take highway 43 north from the center of town, this road becomes highway 69 when it crosses highway 82. Drive north on highway 69 for approximately 15 miles until you reach the right turn onto Wallace Ferry road, just before mile marker 179. Drive east on Wallace Ferry road staying to the right at a fork, whereupon the road becomes Blackburn road. Drive on Blackburn road about 10 miles until you reach the portal security gate on the right. The Shoal Creek mine office and portal are about one mile past the security gate.
Figures 4-1. and 4-2. show the access roads from Birmingham, Tuscaloosa, and Jasper to the Shoal Creek mine.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
Figure 4-1. Access Map

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
Figure 4-2. Access Map Inset
There are two airports in the vicinity of the Shoal Creek mine. The largest is Birmingham-Shuttlesworth International Airport located in the city of Birmingham, Alabama which is 35 miles east of the Shoal Creek mine. The other airport is Tuscaloosa National Airport located in Tuscaloosa, Alabama about 35 miles south of the Shoal Creek mine. Both airports serve the commercial and general aviation service needs for north-central Alabama.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
4.3.    Climate
This area of north-central Alabama is characterized by a humid subtropical climate, which generally allows the mining operations to take place all year. The Jasper and Shoal Creek region of Alabama expects annual precipitation of approximately 60 inches, with only approximately two inches of precipitation being snowfall. The wettest month is normally March, while the driest month is normally October. The average annual high temperature is 73 degrees Fahrenheit, with an average annual low temperature of 48 degrees Fahrenheit. The average annual mean temperature is 60.5 degrees Fahrenheit. Tables 4-1. and 4-2. break down the monthly Temperature and Precipitation averages.
Table 4-1. Jasper Monthly Temperature (Source: www.usclimatedata.com)

Temperature	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual
Average High (deg F)	52	57	66	74	81	87	90	91	85	75	65	55	73
Average Low (deg F)	29	32	39	46	56	64	68	67	60	47	38	32	48
Table 4-2. Jasper Monthly Precipitation (Source: www.usclimatedata.com)

Precipitation	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual
Rainfall (inch)	5.5	5.7	5.4	5.0	5.4	4.9	5.2	3.3	4.3	4.0	5.4	5.7	59.7
Snowfall (inch)	1.0	0.0	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.0

4.4.    Available Infrastructure, Water, Electricity, and Personnel
The city of Birmingham, Alabama 35 miles to the east of the Shoal Creek mine has a city, urban, and metro population of approximately 212,000, 749,000, and 1,152,000 respectively. The city of Tuscaloosa, Alabama is 35 miles to the south of the mine with a city, urban, and metro population of 90,000, 140,000, and 235,000 respectively. The town of Jasper is 35 miles to the north of the mine and has a population of about 15,000.
The city of Birmingham has a varied workforce with notable industries being steel processing, banking, construction, and biotechnology. Tuscaloosa’s workforce is dominated by higher education at the University of Alabama, along with government agencies and manufacturing. The smaller town of Jasper has a long history of supporting the mining industry. The workforce for Shoal Creek and adjacent mines is supplied from a large area surrounding those operations.
Coal mining operations have been established in this area for many decades and the infrastructure including roads, railroads, powerlines, and waterways is well developed. The warehouse and maintenance facilities from major equipment and material suppliers are accessible for the mining operations in the region. Alabama Power Company is the main power supplier to the region. Shoal Creek’s main source of water is from the nearby Black Warrior River and recycled underground water.
4.5.    Comments from Qualified Person(s)
The local resources and infrastructure are well developed due to the long history of coal mining activities in the region. It is the QP’s opinion that there are no deficiencies in local infrastructure or resources to support the reserves and resources.

5.    HISTORY

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
5.1.    Prior Ownership
Most of the surface and mineral control at the Shoal Creek property was acquired by Tennessee Land Company, as part of the United States Steel Corporation (later named USX) in the early to mid-1900’s. RGGS (another land holding company), acquired USX’s mineral interests in April 2003. The Drummond Company signed a lease with USX in May 1991, acquired the necessary permits, and began producing coal at the Shoal Creek Mine in 1994. The operation has been in production since 1994. Peabody acquired the operations in December 2018.
5.2.    Exploration, Development, and Production History
Drilling exploration has a long history in the region that has primarily been conducted by the United States Steel Corporation and subsequently the Drummond Company when they developed the mine. Most exploration information conducted by previous owners included drillers logs, detailed geologist core logs, geophysical logs, and quality reports. Since 2019 Peabody has conducted all exploration work. More detail is included in Section 7.3.
The operation was developed by the Drummond Company in the early 1990s. More detail regarding infrastructure development is described in Section 15.1. Coal production started in 1994 which is shown in Table 5-1.
Table 5-1. Historic Coal Production (Source: MSHA and Peabody)

Year	Coal Production (Tons)	Year	Coal Production (Tons)
1994	928,679	2008	2,105,589
1995	1,945,331	2009	1,615,116
1996	3,589,098	2010	1,680,463
1997	3,905,331	2011	1,760,870
1998	4,180,152	2012	1,286,573
1999	4,080,582	2013	1,453,024
2000	4,194,104	2014	1,803,117
2001	4,115,795	2015	2,043,184
2002	3,961,280	2016	2,324,188
2003	3,840,165	2017	2,078,760
2004	3,813,383	2018	2,659,074
2005	2,218,195	2019	1,248,356
2006	818,287	2020	714,831
2007	1,326,291	2021	119,000

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
6.    GEOLOGICAL AND HYDROLOGICAL SETTING, MINERALIZATION, AND DEPOSIT
6.1.    Geological Setting
6.1.1.    Regional Geology
Northern Alabama lies within the southern portion of the Appalachian coal region and contains three primary coal fields in the northern half of the state. These are the Warrior, Cahaba, and Coosa. The Shoal Creek property lies within the east-central portion of the Warrior Coal Field. The Warrior Coal Field is within the Pennsylvanian aged Pottsville Formation and is divided into two separate regions: The Plateau Coal Basin, and the Warrior Coal Basin which contains the Shoal Creek property.
The Warrior Coal Basin lies within the Cumberland Plateau section of the Appalachian Highlands and is bound on the eastern side by the Opossum Valley thrust fault. The Mary Lee Group outcrops along the northern and eastern edges of the Warrior Coal Basin. The southern portion of the basin is bound by the East Gulf Coastal Plain sediments. The Warrior Coal Basin dips one to two degrees to the southwest and the coalbeds plunge into the basin dipping as much as nine degrees.
The overlying strata of the Pottsville Formation are Cretaceous (145-66 million years ago) and Tertiary (66-2.6 million years ago) deposits of the Mississippi Embayment and Gulf Coastal Plain. The depositional environment associated with the Pottsville Formation of the Warrior Basin is interpreted as a barrier/back barrier setting with lithologic sequences that indicate marine-nonmarine nearshore sedimentation. The lithology of the Pottsville Formation includes; interbedded sandstone, siltstone, claystone, shale, and bituminous coal. The thickness of the Pottsville Formation varies, with some local measurements exceeding 8,000 feet. The depositional sequences that are found within the Pottsville Formations usually follow this succession: a ravinement surface that is overlain by an interval of marine fossil assemblages, a thick gray mudstone that ranges in thickness from 30 to 300 feet, which then coarsens into sandstone and conglomerate. The sandstone is then succeeded by a heterogeneous coal zone that consists of mudstone, sandstone, conglomerate, underclay, and coal.
The Pottsville Formation is divided into two units: upper and lower. The Upper Pottsville Formation contains the majority of the thick coal beds of economic interest. These beds have been divided into six groups, which include the Mary Lee Member Coal Group. The Lower Pottsville Formation is predominately a barren interval that contains sandstone and thin coal seams.
The landscape of the Warrior Coal Basin is characterized by flat topped forested high elevation plateaus separated by steep sided forested valleys. The plateaus slope gently from the northeast to the southwest. The Warrior Coal Basin which is part of the Cumberland Plateau, is bounded by the Highland Rim to the north, the East Gulf Coastal Plain to the west and south, and the Alabama Valley and Ridge to the southeast. The Cumberland Plateau also extends northeast into Kentucky where it is bounded by the Allegheny Plateau.
The vegetation of the Warrior Coal Basin is dominated by a mixed hardwood forest of oak, hickory, maple, ash, and pine. Due to the moderate precipitation and numerous valleys, there are scattered creeks and small rivers throughout the basin with the Black Warrior River being the most prominent.
The Shoal Creek Mine is located within the Warrior Coal Basin. The coalbed mined is the Mary Lee and Blue Creek seams that are part of the Mary Lee Member Coal Group of the Pottsville Formation, which formed during the Pennsylvania age.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
A regional geologic stratigraphic column and regional geologic map are shown in Figures 6-1. and 6-2.
Figure 6-1. Geologic Stratigraphic Column

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
Figure 6-2. Regional Geologic Map

6.1.2.    Local Geology

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
The Sequatchie Anticline and the Warrior Syncline are the two most prominent features influencing the structural attitude of the strata within the Shoal Creek property. The Coalburg Syncline is located in the region to the southeast of the Shoal Creek property. Faults tend to cluster within the two synclines, with one of the highest concentrations of faults located near the axis of the Warrior Syncline. The majority of the faults trend from the southeast to the northwest. The faults nearest to, and just west of the Warrior Syncline tend to be high angle (60 degrees) normal faults, as much as four miles in length, and with offsets ranging from 10 feet to over 240 feet.
Regional and local lineaments are present throughout the Shoal Creek property. The regional lineaments are orientated northeast to southwest and east to west. Local lineaments are generally perpendicular to the regional lineaments but can also be parallel. The coal cleat direction at Shoal Creek is usually N 60 E and joint direction is usually N 90 E, which follow the regional lineaments and fold axis orientations.
Three major coal groups are intersected in the drilling within the Shoal Creek property; Cobb, Pratt, and Mary Lee. Each coal group contains consistent coal marker beds, these are the Cobb, Pratt, American, and New Castle. The overburden down to the Cobb seam within the Cobb Group has an average thickness of approximately 475 feet. The interburden between the Cobb seam within the Cobb Group and the American seam of the Pratt Group has an average thickness of approximately 325 feet. The interburden between the American Seam of the Pratt Group and the New Castle Seam of the Mary Lee Group has an average thickness of approximately 450 feet. The Mary Lee Group is comprised of five coal seams, which in descending order are the New Castle, Mary Lee, Blue Creek, Jagger, and Ream. The interburden between the New Castle Seam of the Mary Lee Group and the Mary Lee Seam of the Mary Lee Group has an average thickness of approximately 40 feet but can range between 20 and 55 feet.
The interburden between the coal seams is primarily shales and sandstones, with thin fireclays underlying the coal seams in many areas. The sandstones are dark gray containing mica, clay and carbonaceous material. They are well cemented, of medium hardness and very fine grained. They range in thickness from less than 10 feet to approximately 40 feet.
The coal to be mined is the Mary Lee and Blue Creek seams which are in the Pottsville Formation. The Mary Lee and Blue Creek seams typically occur at depths ranging between 800 to 1,700 feet. The Mary Lee seam has a fairly uniform thickness ranging between 1 feet and 1.5 feet throughout the mine plan area. The Blue Creek seam ranges from 2.5 feet to 6.0 feet thick. This thickness is largely determined by interburden thickness below the Newcastle seam. A greater interburden thickness correlates with an increase in coal thickness. The typical seam correlation is shown as the cross sections in Figures 6-3, 6-4, 6-5, and 6-6. The locations of these cross sections are shown on Figure 7-1.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE

A
A'
Cobb
Pratt
American
New Castle
Mary Lee
Blue Creek
CLAY
COAL
INTERBEDDED SANDSTONE
PYRITE
ROCK
SHALE
SANDSTONE
SCALED TRAVERSED DISTANCE BETWEEN
ADJACENT HOLES IS PROJECTED

Peabody Energy
Shoal Creek Mine
DRILL LOG CROSS-SECTIONS
North - South Cross-Section
A - A'
Full Stratigraphic Interval
VERTICAL SCALE: 100
HORIZONTAL SCALE: 2000

Figure 6-3. North-South Full Geologic Cross Section

Mary Lee
Blue Creek
A
A'
SCALED TRAVERSED DISTANCE BETWEEN
ADJACENT HOLES IS PROJECTED

A
A'

CLAY
COAL
INTERBEDDED SANDSTONE
PYRITE
ROCK
SHALE
SANDSTONE

Peabody Energy
Shoal Creek Mine

DRILL LOG CROSS-SECTIONS

North - South Cross-Section
A - A'
Mining Horizon Interval
Mary Lee / Blue Creek Seams

VERTICAL SCALE: 1
HORIZONTAL SCALE: 2000

Figure 6-4. North - South Geologic Cross Section

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE

B
B'
Cobb
Pratt
American
New Castle
Mary Lee
Blue Creek
CONGLOMERATE
CLAY
COAL
PYRITE
ROCK
SHALE
SANDSTONE
SCALED TRAVERSED DISTANCE BETWEEN
ADJACENT HOLES IS PROJECTED
Peabody Energy
Shoal Creek Mine
DRILL LOG CROSS-SECTIONS
West - East Cross-Section
B - B'
Full Stratigraphic Interval
VERTICAL SCALE: 100
HORIZONTAL SCALE: 3000

Figure 6-5. East – West Full Geologic Cross Section

Mary Lee
Blue Creek
B
B'
SCALED TRAVERSED DISTANCE BETWEEN
ADJACENT HOLES IS PROJECTED

B
B'
CLAY
COAL
PYRITE
ROCK
SHALE
SANDSTONE

# Peabody Energy
# Shoal Creek Mine

DRILL LOG CROSS-SECTIONS

West - East Cross-Section
B - B'
Mining Horizon Interval
Mary Lee / Blue Creek Seams

VERTICAL SCALE: 1
HORIZONTAL SCALE: 3000

Figure 6-6. East-West Full Geologic Cross Section

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
6.2.    Hydrology Setting
6.2.1.    Regional Hydrology
The Shoal Creek property lies within the east-central portion of the Warrior Coal Basin, situated within the Cumberland Plateau physiographic province of the Appalachian Highlands. The landscape of the Warrior Coal Basin is characterized by flat topped forested high elevation plateaus separated by steep sided, forested valleys. The plateaus slope gently from the northeast to the southwest. The upper Black Warrior River and its large tributaries comprise the dominant drainage features in this section of the Cumberland Plateau. The Black Warrior River drains approximately 6,274 square miles, or about 12 percent of Alabama’s land area (GSA, 2018). The river is impounded by a series of locks and dams which provide a path for river transport, flood control, and hydroelectric power. The mine is located upstream of the John Hollis Bankhead Lock and Dam, which is the northernmost lock and dam on the river and forms the narrow 9,200-acre Bankhead Lake. The Black Warrior River generally flows south, southwest, before joining with the Tombigbee River. Flows in the larger streams of this area are typically sustained during the summer months, but many headwater tributaries go dry (GSA, 2018).
The lithology of the Pottsville Formation includes; interbedded sandstone, siltstone, claystone, shale, and bituminous coal. The shales and sandstones of the Pottsville Formation are generally very fine grained and well cemented, and the sandstones are often limited in aerial extent. Groundwater yields from the poorly productive, complexly interbedded, sandstones and shales of the Pottsville Formation are typically small, with wells in the Warrior Basin often yielding less than 5 to 10 gpm (gallons per minute) (USGS 1982). The many faults and folds within the Pottsville Formation make it hydrologically complex, and groundwater movement is generally limited to fracture zones, joints and bedding planes (GSA, 2018, Hunter and Moser, 1990). Due to the poor productivity of the Pottsville Formation most municipalities obtain water from surface water sources (USGS 1980). Recharge to the Pottsville is primarily from seasonal rainfall along outcrop exposures in the northeast (GSA, 2018). Groundwater within the Pottsville formation generally flows southwest from the recharge areas with high hydraulic head, while in the northeast, flows travel towards the streams and valleys with low hydraulic head. Within the northern section of the Warrior Basin groundwater flows southeast toward the Black Warrior River. Within the central section of the basin, groundwater moves towards small rivers and streams as well as the Black Warrior River (GSA, 2018).
6.2.2 Local Hydrology
The mines surface facilities are intersected by the Black Warrior River and Bankhead Lake. Surface facilities along the southern bank are drained by small ephemeral tributaries that report to Shoal Creek, Little Shoal Creek, Cold Branch, and directly to the Black Warrior River. Surface facilities on the northern bank drain to small ephemeral tributaries that report to Camp Creek, Big Creek, and Steep Creek. All receiving streams ultimately report to the Black Warrior River which flows to the southwest. All water discharged from the mine site, is routed through National Pollution Discharge Elimination System (NPDES) outfalls that are subject to discharge requirements.
Groundwater within the Pottsville Formation flows along fractures, bedding planes, within cleats of the coal seams, or within discontinuous lenses of sandstone. Shales, siltstone, claystone, and underclay act as confining layers limiting migration of water between units. Monitoring of shallow groundwater within the Pottsville Formation, indicates the groundwater is contained in poorly connected fracture systems or perched water tables with limited aerial extent. Most monitoring wells could only be pumped for a few minutes with water levels not returning for hours to days. Due to the low permeability

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
and limited yields, groundwater is used sparingly for domestic supply in this area. Groundwater is also present within the Mary Lee and Blue Creek coal horizon. This water bearing unit is located at approximately -700 ft. msl (mean sea level) and is confined by overlying shale and underlying fireclay. Groundwater within the coal seam cleats moves in the direction of structural dip, approximately 2% to the southwest. Groundwater encountered during mining is pumped to the surface and discharged through NPDES outfalls.
6.3.    Mineralization and Deposit Type
The targeted coal seams for Shoal Creek are typically mid to high volatile bituminous coals, which can be sold as metallurgical coal due to high fluidity and coking properties. The coal seams of interest, Mary Lee and Blue Creek, are of Pennsylvanian Age and are part of the Mary Lee Coal Group of the Pottsville Formation within the Warrior Coal Basin of the Southern Appalachia Coal Producing Region. The thickness of the Mary Lee and Blue Creek seams is heavily dependent upon the location of the ancient fluvial system that scoured the topography with valleys. Areas where the ancient fluvial system scoured deep valleys allowed for thick peat accumulation and therefore thicker coal deposits for the Mary Lee and Blue Creek seams. The major ancient fluvial valley trends northwest/southeast across the Shoal Creek property. High angle normal faults are common across the property and often display horst and graben structures. The general strike of the coal seams is northwest/southeast, with a dip of one degree to the southwest.
The Mary Lee and Blue Creek seams are currently mined as one mining section at Shoal Creek utilizing underground mining methods. The depth of cover over the Mary Lee and Blue Creek seams at Shoal Creek ranges from approximately 800 feet in the eastern area of the property, to 1,700 feet in the west.
The coal deposit type of the Shoal Creek mine is considered to have a medium geologic complexity based on the following factors:
• The Mary Lee and Blue Creek seams are laterally continuous and can be correlated across the property with the use of geophysical logs, interburden thicknesses and seam thicknesses.
• The seams are gently dipping with numerous undulations due to the existence of the ancient fluvial system. This has added variability to the seam thickness of the Blue Creek seam.
• There are multiple high angle normal faults across the property, However, the faults do not prohibit the correlation of the Mary Lee and Blue Creek seams.
• The Mary Lee and Blue Creek seams are currently mined throughout the property across several counties.
• The local quality variations found throughout the property are not extreme enough to prevent a saleable product once the coal has been cleaned at the Preparation Plant.
6.4.    Comments from Qualified Person(s)
In the opinion of the QP, for both regional and local geology, the structural controls on mineralization are well studied and understood through decades of exploration and mining activities in the area. This is considered sufficient to support the estimation of coal resources and reserves.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
7.    EXPLORATION
7.1.    Coordinate System
The coordinate system is based on a North American Datum 1927 (NAD27), Alabama West Zone (AL-W), Transverse Mercator Projection. The original survey control was established based on USX monuments which are shown in Table 7-1. When the Drummond Company acquired the operation, it was discovered that the survey datum (i.e. mine survey control stations) were 1.2 feet below the National Geodetic Vertical Datum (NGVD) of 1929. This means the Shoal Creek Mine survey datum is a “User Defined Datum”. All elevations for exploration drill holes surveyed by Drummond were corrected to the NGVD of 1929, with 1.2 feet added to the collar elevations. This practice continues on all new drill holes surveyed by Peabody.
Table 7-1. Original Control Points

USX Original Control Points
Point Name	Northing	Easting	Elevation	Site Comment
USX Water Tower	1,268,655	569,738	617	Base surface setup point
Providence Light Tower	1,258,554	559,132	689	Back sight surface setup point
92-08	1,267,548	567,848	404	Slope control monument point
92G-77	1,268,117	567,619	389	Slope control monument point

7.2.    Geological Structure Mapping and Quality Sampling
The mine surveys the coal seam elevation floors of the Blue Creek seam on a consistent basis during the coal mining process. There have been over 23,000 in-mine measurements of the Blue Creek Seam floor elevations taken as of December 2021. The mine also surveys the in-mine seam thickness of the Mary Lee and Blue Creek coal seams, along with the interburden between the two mined seams. There have been over 22,000 of these in-mine measurements of the Mary Lee and Blue Creek coal thickness taken as of December 2021. These survey points are normally taken in predefined intervals in gate roads, mains and longwall face in the mine. The vast majority of these mine survey thickness and elevations were taken by the previous mine owners. By all indications this data appears to have been collected in a consistent and accurate method.
The mine takes in-mine channel samples on a consistent basis for the Mary Lee and Blue Creek coal seams. There have been over 700 in-mine channel samples taken as of December 2021. These Channel samples are typically analyzed for the Mary Lee and Blue Creek seams separately.
The underground structure surveys and channel samples provide more understanding on the local geological features and quality variation. The channel samples are shown within Figure 7-1, however due to the large number of floor elevation survey points, they are not included in the map since the density of the points would obscure the other drilling data. Table 7-2. below summarizes the survey data that has been collected.
7.3.    Drilling
Exploration of the Shoal Creek property dates to the 1910’s, however the majority of the drilling was conducted in several main time sequences. The first commenced between 1950 to 1960, further drilling was then conducted from 1975 to 1978. After a pause, drilling restarted in 1987 and has continued in a consistent manner to the present day. Different entities have conducted drilling programs during these time periods. The LD named series of drill holes were sponsored by the Tennessee Coal, Iron and Railroad Company under the United States Steel Corporation during the 1920’s. The M series of holes were funded by the United States Steel Corporation from the 1910’s

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
through the 1980’s. The SC and RH drilling programs were conducted by the Drummond Company from the 1990’s until the 2010’s. The SC20 and SC21 series of holes have been drilled by Peabody Energy since acquiring the mine in 2019. As of 2021 there are 694 of these drill holes used in the geological model.
In addition, there were also gas well programs which took place on the Shoal Creek property from the 1960’s to 2010. These programs were mainly conducted by the Amoco Production Company in different phases using different sets of hole name prefixes. Gas wells were also drilled by Sonat Exploration Company and three other unknown gas well sponsors. As of 2021 there are 485 of these gas well holes used in the geological model. Table 7-3. shows these various exploration programs.
Table 7-2. Summary of Survey Points

Survey Summary
Seam	Number of	Thickness values
	Survey Points	Average
Top Rock	27811	0.7
ML	27811	1.3
BCPT	27811	1.7
BC	27810	5.1
Floor Rock	27811	0.4

Survey Summary
Seam	Number of	Elevation Values
	Survey Points	Min	Max	Average
BC	15323	-669	-919	-800

Table 7-3. Summary of Drill Holes

Drilling Program	Program Dates	# of Drill Holes
Exploration
M - United States Steel Corporation	1916-1987	141
LD - Tennessee Coal, Iron and Railroad Company	1925-1927	9
SC (Shoal Creek) - Drummond Company Inc.	1900-2005	75
RH (Rotary Hole) - Drummond Company Inc.	1998-2017	439
SC20 & SC21 - Peabody Energy	2020-2021	18
Miscellaneous	Unknown	11
	Total	693
Gas Wells
GW - Amoco Production Company	1968-1998	32
A - Amoco Production Company	1988-1990	32
GM - Sonat Exploration Company	1988-2007	299
Q - Unknown	1990-2006	15
EG (Energen) - Amoco Production Company	2002-2008	58
BW (Black Warrior) - Unknown	2007-2010	11
RG (River Gas) - Unknown	Unknown	38
	Total	485

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
As of March 2021, there are 1,248 holes that are in the Peabody GeoCore drilling database for the Shoal Creek area, of which 1,178 holes are being used within the Shoal Creek geologic model. The total drilling depth for these 1,178 holes is 1,673,552 feet, which equates to an average depth of 1,421 feet. The two main types of exploration drill holes are rotary drill holes and core drill holes. The drill hole locations are shown in Figure 7-1.
Rotary holes are used for areas where additional structural delineation is needed to further determine coal thickness, coal elevations, and locations of fault lines. The rotary holes are drilled using a 5 ¾ inch bit and drilled with air or water as a circulation medium. No samples are collected for quality analysis. The cuttings from these bore holes are normally logged by the driller and then surveyed and geo-physically logged running caliper, density, gamma and resistivity curves. There have been 917 rotary drill holes conducted at Shoal Creek as of December 2021 that are used in the geologic model.
Core holes are drilled for coal quality but provide structure and thickness information as well. They are rotary drilled through overburden to a designated core depth just above coal. The coal is extracted using a 15- foot split tube core barrel which is 5 5/8 inches in diameter with a 5-inch drill bit that cuts a 3-inch core. The cores are described, logged, photographed, bagged, and labelled at each interval and delivered to the SAI Gulf coal quality lab in Jasper, Alabama for further testing. Quality testing is explained in more detail in section 8. The core holes are then geo-physically logged similar to the rotary hole. The database contains 261 cored drill holes as of December 2021 that are used in the geologic model.
Geotechnical cores are analyzed for rock strength properties, coal quality, and structural information. They are drilled similar to the core holes but include a designated amount of overburden (usually 50-100 feet) cored above the coal seam. This overburden is tested for rock mechanic properties, which is described in more detail under section 8. The coal is cored and analyzed for quality. All geotechnical holes are geophysically logged. The database contains one geotechnical drill hole as of December 2021. A summary of the depth and thickness for the minimum, maximum, and average of the mined strata broken down by core holes and bore holes is shown in Table 7-4.
Table 7-4. Summary of Drill Holes by Seam, Depth, and Thickness

Drillhole Summary
	Number of	Top Depth			Seam Thickness
Seam	Bore Samples	Min	Max	Average	Min	Max	Average
ML	913	595	1794	1270	0.3	3.5	1.5
BCPT	914	596	1795	1271	0.1	4.2	1.8
BC	914	599	1797	1274	0.1	10.4	4.6

	Number of	Top Depth			Seam Thickness
Seam	Core Samples	Min	Max	Average	Min	Max	Average
ML	260	564	1742	1171	0.1	3.3	1.4
BCPT	260	565	1744	1186	0.1	4.5	1.8
BC	261	569	1746	1193	0.1	9.5	4.4

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
The source of the survey coordinates for the older (pre-1990) M and LD series holes is largely unknown. However, the Drummond Company has located and surveyed several of these older M and LD series hole locations, which were then compared to the historical survey locations. The results showed that the original survey locations were accurate, and it was determined that these drill holes could be used in the geologic model. Since 1991 all drill holes have been surveyed by certified surveyors that were employees of the Drummond Company. Since acquiring the operation, Peabody continues to survey all drill hole location using the same surveyors from Drummond. Table 7-5. shows the number of holes by type, and Figure 7-1. shows the location of drill holes and channel samples.
Table 7-5. Summary of Drill Holes by Type

Hole Type	Number of Holes
Structure	917
Quality	260
Geotech	1

Peabody upon acquisition of Shoal Creek operation was able to obtain the maintained records of paper logs for all of the driller’s and geologist’s logs, the geophysical logs, and the quality certificates in various formats. There are also some electronic drill logs and core photographs obtained from the historical drilling.
For each Peabody drilling program, a set of data is normally collected and stored as the final records in the database. This data includes a geologist’s log, driller’s log, geophysical log, core photos, lab instructions (quality, overburden, and/or rock mechanics), lab certificates, and final surveyed coordinates.
7.3.1.    Recovery
All core holes are required to have 90% of core footage recovery, however historical drilling could sometimes have a lesser recovery percentage. This can be due to inexperienced drillers, highly fractured lithology, and the general depth of the coal seam. As a case in point, there are several historic core holes (two located in the mine plan, and three within the resource polygons) which are currently included in the resource and reserve estimates that have more than 10% of coal loss. Peabody normally requires a core hole to have 90% of recovery in order to have a complete representation of the coal seam for quality analysis purposes. However, after examining the cored thicknesses of these holes, it was determined that their inclusion would make no material difference and would not alter the classification polygons to either resource or reserve estimates. The inclusion of these holes will also provide additional structure control for the geologic model.
7.3.2.    Drill Hole Surveys
The drill hole collars are surveyed by survey contractors affiliated with the drilling contractor using the coordinate system as described in 7.1. Down hole surveys have historically been conducted on the previous drilling.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
Figure 7-1. Exploration Drill Hole Location Map
7.4.    Geotechnical Data
The previous owner of Shoal Creek didn’t have a proper rock testing program and no rock strength data was available. Since Peabody acquired Shoal Creek, a program of rock mechanics testing has been implemented for core drilling projects. The rock testing program includes various types of testing to get the required rock strength parameters needed to understand the rock characteristics and its behavior for mine design. A few of the major rock strength tests conducted include: Uniaxial Compressive Strength (UCS), Tensile Strength, Direct Shear Strength, Young’s Modulus, Multi-stage Triaxial Testing, Density etc. As of December 2021, one geotechnical core hole (SC-2020-4C) has been drilled. A

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
sufficient amount of burden was cored above and below the mined coal seam (Mary Lee and Blue Creek) to obtain the desired rock strength data. The laboratory tested strength data for various rock types and coal for hole SC-2020-4C is provided in Tables 7-6. and 7-7.
Table 7-6. Summary of Average Rock Properties

Rock Properties	Rock Type	No. of samples	Average Value
Young's Modulus, million psi	COAL	2	0.16
Tensile Strength, psi	COAL	1	20
Uniaxial Compressive Strength, psi	COAL	2	1,090
Density lbs/ft3	COAL	2	78

Young's Modulus, million psi	FIRECLAY	1	0.45
Tensile Strength, psi	FIRECLAY	-
Uniaxial Compressive Strength, psi	FIRECLAY	1	3,451
Density, lbs/ft3	FIRECLAY	1	161

Young's Modulus, million psi	SHALE	15	1.49
Tensile Strength, psi	SHALE	13	920
Uniaxial Compressive Strength, psi	SHALE	15	10,974
Direct Shear Strength, psi (Normal Load = 350 psi)	SHALE	5	660
Density, lbs/ft3	SHALE	15	165

Young's Modulus, million psi	SANDSTONE	19	1.85
Tensile Strength, psi	SANDSTONE	10	1,193
Uniaxial Compressive Strength, psi	SANDSTONE	19	13,272
Direct Shear Strength, psi (Normal Load = 350 psi)	SANDSTONE	4	897
Density, lbs/ft3	SANDSTONE	19	162

Table 7-7. Typical Multi-Stage Triaxial Strength Test from Geotech Hole SC-2020-4C

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE

Depth from Surface, feet	Rock Type	Strength (sig 1), psi,	Confining Pressure (sig3), psi
1264.10	SHALE	8,842	100
		9,884	250
		10,758	500
		12,740	1,000
		15,588	2,000
1280.50	SANDSTONE	18,180	100
		18,136	250
		18,348	500
		21,147	1,000
		24,576	2,000
1292.70	SANDSTONE	17,035	100
		17,908	250
		19,525	500
		22,424	1,000
		27,682	2,000
1307.80	COAL	3532	100
		4,306	250
		4,891	500
In recent scientific studies, it is shown that rock strength has a good correlation with the sonic characteristic of rock. Hence sonic geophysical logging is done on a regular basis in exploration holes at certain intervals to cover the mining area which can provide a reasonable idea about the rock strength and its characteristics. Although Shoal Creek mine’s previous owner (Drummond) did not conduct any rock mechanics testing on any core samples, they did perform sonic geophysical logging on numerous drill holes as a way of determining indirectly the rock characteristics for the overburden material above the Mary Lee and Blue Creek coal seams. Currently, there are 35 drill holes within the 10-year LOM which have Sonic log information that can be used to confirm the stability and competency of the overlying roof material at the Shoal Creek mine. Among these 35 sonic logged holes, 11 have been logged by Peabody since 2020. The location of these Sonic logs (red) and the single hole with rock mechanics (green) are shown in Figure 7-2. A typical sonic log conducted in Geotech hole SC-2020-4C is shown in Figure 7-3.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
Figure 7-2. Sonic hole locations

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
Figure 7-3. Typical Sonic Log SC-2020-4C conducted by Peabody.
(Lower value of Delta T signifies stronger rock and vice-versa)

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
7.5.    Gas Data
Gas data primarily for Coal Bed Methane desorption testing has been collected at Shoal Creek since the 1970’s. This data was collected by following the procedure first outlined as the Direct Method test by the U.S. Bureau of Mines, (William P. Diamond and J.R. Levine). CBM testing was conducted on approximately three dozen holes at the Shoal Creek Mine from the 1970’s through the 1980’s. Since Peabody has acquired the mine, CBM testing has been conducted on three more core holes using the same general equipment and procedures. A summary of this CBM testing is shown below in Table 7-8.
Table 7-8. Coal Bed Methane Values

Company	Seam	# of Drill Holes	Cubic Feet/Ton
			Min	Max	Ave.
U. S. Steel Corporation Holes 1970-1990	ML	42	1	509	218
	BC	45	9	481	223
Peabody Holes 2021	ML	3	6	148	65
	BC	3	13	131	54

7.6.    Hydrogeology
All hydrology samples were collected by experienced personnel using standard practices. Groundwater samples are collected using techniques described in the U.S Geological Surveys National Field Manual for the Collection of Water Quality Data. Surface water quality samples are collected using grab sample techniques. Flow rate measurements are made in accordance with ASTM Method D3858 (Standard Practice for Open Channel Flow Measurement of Water by Velocity – Area Method). Sample analysis is completed by certified laboratories utilizing methods that conform to the test procedures required under 40CFR Part 136.
Prior to mining, Drummond Company Inc. completed a water user survey, and installed several monitoring wells to establish baseline groundwater characteristics for shallow groundwater in accordance with Alabama Surface Mining Commission (ASMC) regulations. Limited groundwater use was identified in the vicinity of the mine with most residents connected to a municipal system. Typically, within the Pottsville Formation, most groundwater is contained in poorly connected fracture systems or perched water tables with little aerial extent. This is reflected at the mines monitoring wells, where most of the wells only produce water for a few minutes and recharge takes hours to days. Although laboratory analysis of the permeability of the Pottsville Formation in this area is unavailable, with the low water production at the monitoring wells, along with the limited use of shallow groundwater for domestic supply purposes, led to the conclusion that the mine is located in an area of low permeability and does not intercept any significant shallow groundwater aquifers.
7.7.    Comments from Qualified Person(s)
The existing exploration program has been validated through historic production. It is the opinion of the Qualified Person that the existing exploration program is adequate to support future operations and the estimates of coal resources and reserves.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
8.    SAMPLE PREPARATION, ANALYSIS, AND SECURITY
Historical drilling that was conducted before Peabody acquired the operations followed acceptable preparation, quality analysis, and security procedures.
8.1.    Sampling Method
8.1.1.    Sampling for Coal Quality
The current sampling for coal quality analysis as established internally for Shoal Creek is as follows:
Pick the core point approximately one to five feet above the Mary Lee coal seam and core approximately one to four feet below the Blue Creek coal seam. Holes should be reamed at a minimum of 10 feet below the lowest coal seam to allow for complete geophysical logging.
For each coal seam to be cored, the following general specifications are to be followed:
The Mary Lee and Blue Creek coal seams are to be bagged and boxed on an individual basis and then sent to the lab for analysis. Normally no roof, interburden, or floor material is needed to be included as an analysis sample for the lab.
Shoal Creek may require exceptions to the above stated specifications. In any event, if core thickness measurements are questionable due to core loss, or if there is uncertainty as to what should be included in a sample, follow the rule, “When in doubt bag each bench and/or parting separately”.
All coring procedures will be conducted to minimize contamination of coal from parting and bottom contact material. Samples are bagged, boxed, labelled, and stored in a controlled temperature area out of direct sunlight. Cores are prepped as soon as possible to maintain sample integrity. All pertinent information will be clearly marked on both the sample bag as well as the core box.
Documentation of estimated depth and thickness of core loss is to be included with any sample that may be analyzed.
The lab must crush, prepare and sample all cores within 30 days to avoid certain quality degradation.
8.1.2.    Sampling from Production (Barge, Stockpile, Preparation Plant)
Shoal Creek samples the coal at different stages of processing after the coal is mined. These include barge sampling, stockpile sampling, plant feed, and ROM washability.
Barge Sampling: Barge samples are collected using a John B Long (JBL) rotary sweep sampling system with hammer mill crushers and a secondary rotary sweep that is located on the loadout conveyor. Samples are collected in sample bags that are sealed and marked with an identification of the date and barge number. The bags are transported to the SAI Gulf Lab at the end of each day by the courier.
Stockpile Sampling: Coal Stockpile samples are collected from static stockpiles according to ASTM D688317/D2234M-20 standards for sampling stockpiles. The use of heavy equipment is utilized to expose the middle of the stockpiles on occasion. When possible, stockpiles are also sampled as the stockpile is being built to provide a representative sample. Samples are collected in sample bags that are sealed and marked with identification of the location, origin, type, and date. The bags are transported to the SAI Gulf Lab at the end of each collection day by the courier. The stockpiles are sampled only when it is determined to be necessary or requested by Peabody personnel.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
Preparation Plant Sampling: Plant samples are collected from the feed, product, and refuse streams of each circuit in the plant. Sampling devices used throughout the plant meet ASTM D2234/D2234M-20 standards for collecting samples. Samples are collected throughout the plant every 1 to 1.5 hours and are then compiled at the end of the day. The samples are collected in either five-gallon buckets with lids or in sample bags. The plant final clean product is collected along the clean coal product conveyor, utilizing a PSI sampling system with hammer mill crushers and secondary rotary sweep. Samples are collected throughout the shift in sample bags that are sealed and marked with an identification of the date and shift the sample was collected. An On-site lab was installed near the preparation plant in November 2019. Quick Ash analysis can now be performed on both product and shipment samples throughout the day. This allows additional flexibility to make plant adjustments when needed. A list of samples collected throughout the plant is as follows:
•Thickener Underflow
•Side 1 and Side 2 (Samples separately)
•Heavy Media Vessel
•Heavy Media Cyclone Feed
•Heavy Media Cyclone Overflow
•Heavy Media Cyclone Underflow
•Spiral Feed
•Spiral Product
•Spiral Middling
•Spiral Refuse
•Flotation Feed
•Flotation Froth
•Flotation Tailings
•Screen Bowl Dryer
The samples are transported to the SAI Gulf Coal Lab at the end of each day by courier. The sample and analysis results are tracked through the Lab System database and reported the following day.
The analysis completed on the plant samples include:
•Total Moisture, As Received, Weight Percent
•Percent of Solids
•Ash, Dry, Weight Percent

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
•Total Sulfur, Dry Weight Percent, (Sulfur is not analyzed on plant circuit samples when the plant is idled)
•1.60 Float Percent Recovery
•Float Ash, Dry, Weight Percent
•Float Total Sulfur, Dry, Weight Percent, (Sulfur is not analyzed on plant circuit samples when the plant is idled)
Plant Feed Sampling: The ROM plant feed (3”x 0) is sampled every day and composited for each month. The samples are transported to the SAI Gulf Coal Lab at the end of each shift. The sample and analysis results are tracked through the Lab System database and reported the following day.
The analysis completed on the monthly plant feed samples include:
•Detailed Sizing
•Yield, Weight Percent
•Ash, Dry, Weight Percent
•Total Sulfur, Dry, Weight Percent
ROM Washability Sampling: The Plant Feed (3”x 0) is sampled in bulk every three to four years. The average sample size is approximately 2,000-3,000 pounds.
The analysis completed on the ROM washability sampling includes:
•Detailed Sizing
•Detailed Float Sink
•Yield, Weight Percent
•Ash, Dry, Weight Percent
•Total Sulfur, Dry, Weight Percent
•Calorific Value, Dry, Btu/lb.
8.1.3.    Sampling for Rock Mechanics
A continuous overburden core is retrieved which is 15 to 20 times the length of the total mining height, along with a continuous underburden sample which is 15 to 20 feet below the Blue Creek seam. This amount of core should provide an adequate number of rock samples for conducting of strength testing in the laboratory. The core is logged, photographed, and boxed in two-foot increments (or at natural breaks within the two-foot interval). The number of sample tests performed is dependent on the type and thickness of different lithologies in the overburden and underburden of the mined seam.
8.1.4.    Sampling for Gas Test
Gas sampling is conducted by first obtaining a continuous core sample of either the Mary Lee or Blue Creek coal seam by following similar procedures as coal quality sampling.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
8.2.    Laboratory Analysis
8.2.1.    Coal Quality Analysis
All samples are prepared according to ASTM standard D2013-D2013M regarding reduction and division of gross samples up to and including individual portions for laboratory analysis.
All coal testing is conducted according to ASTM 05.06. Historically all coal testing since the Shoal Creek mine started production was conducted at Drummond’s Jasper Coal Lab. Since Peabody took ownership of the operations, coal testing is conducted at the same facility that is now owned by SAI Gulf LLC. This laboratory is equipped to conduct all the coal testing according to the ASTM standards.
Washability testing was conducted on either multiple specific gravities ranging from 1.30 to 1.60 or on a single gravity of 1.60. Testing results are presented in Tables 8-1. through 8-3. as shown below.
Table 8-1. Summary of Short Proximate Analysis

Quality from Channel Samples							Quality from Exploration Drill holes
Test	ASTM	# of Samples	Value Basis	Min Value	Max Value	Average value	Test	ASTM	# of Samples	Value Basis	Min Value	Max Value	Average value
ASH	D3174	18	0X1.3	3.79	6.25	4.49	ASH	D3174	22	0X1.3	3.59	6.4	4.71
YIELD	C138	18	0X1.3	3.25	64.98	19.7	YIELD	C138	22	0X1.3	3.35	49.54	21.34

							ASH	D3174	8	0x1.4	6.12	10.78	8.91
							YIELD	C138	8	0x1.4	40	92.49	71.8

ASH	D3174	4	0X1.5	8.6	10.8	9.7	ASH	D3174	29	0x1.5	6.57	12	9.77
SULFUR	D4239	4	0X1.5	0.66	0.83	0.72	SULFUR	D4239	28	0x1.5	0.51	0.96	0.7
BTU	D5865	4	0X1.5	13763	14174	13973	BTU	D5865	25	0x1.5	12806	14566	13921
YIELD	C138	4	0X1.5	71.95	78.11	75.41	YIELD	C138	27	0x1.5	46.25	96.36	53.65
VOLATILE MATTER	D7582	4	0X1.5	8.98	26.75	21.9	VOLATILE MATTER	D7582	29	0x1.5	8.9	34.56	26.65
FIXED CARBON	D3172	4	0X1.5	62.43	65.66	64.13	FIXED CARBON	D3172	21	0x1.5	26.83	66.08	61.83

ASH	D3174	1455	0x1.6	5.04	20.48	10.7	ASH	D3174	327	0x1.6	6.53	16.5	10.3
SULFUR	D4239	1439	0x1.6	0.39	3.07	0.75	SULFUR	D4239	327	0x1.6	0.4	2.33	0.748
BTU	D5865	1191	0x1.6	12168	14903	13842	BTU	D5865	226	0x1.6	11474	14637	13785
YIELD	C138	1455	0x1.6	1.75	99.83	87.52	YIELD	C138	332	0x1.6	40.95	99.54	84.75
VOLATILE MATTER	D7582	609	0X1.6	23.3	31.7	29	VOLATILE MATTER	D7582	260	0X1.6	18.77	32.05	27.46

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
Table 8-2. Summary of Mineral Ash Analysis

Quality from Exploration Drill holes (Mineral Ash Analysis)
Test	ASTM	# of Samples	Value Basis	Min Value	Max Value	Average value
P2O5	D6349	14	0x1.6	0.06	1.72	0.687
SiO2	D6349	14	0x1.6	39.36	58.56	49.99
Fe2O3	D6349	14	0x1.6	4.26	11.9	7.05
Al2O3	D6349	14	0x1.6	23.65	33.4	28.7
TiO2	D6349	13	0x1.6	1.18	2	1.44
Mn3O4	D6349	2	0x1.6	0.02	0.03	0.025
CaO	D6349	14	0x1.6	0.5	6.54	2.59
MgO	D6349	14	0x1.6	0.87	1.68	1.32
K2O	D6349	14	0x1.6	1.6	3.7	2.43
Na2O	D6349	14	0x1.6	0.23	1.04	0.56
SO3	D6349	12	0x1.6	0.63	5.02	2.18
BaO	D6349	12	0x1.6	0.12	0.44	0.269
SrO	D6349	12	0x1.6	0.03	0.3	0.15

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
Table 8-3. Summary of Trace Element Analysis

Quality from Exploration Drill holes (Trace Elements)
Test	ASTM	# of Samples	Min Value	Max Value	Average value
Antimony	D6722	10	0.38	3.91	1.64
Arsenic	D6357	10	2.7	25	8.09
Beryllium	D6357	10	0.09	2.4	1.33
Boron	D6213	10	16	36	24.4
Cadmium	D6357	10	0.04	0.6	0.048
Chromium	D6357	8	14	27	19.125
Cobalt	D6357	10	4.6	15.3	8.14
Copper	D6357	10	10	29	15.4
Lead	D6357	10	4	7.2	5.44
Manganese	D6357	10	10	52	25.9
Mercury	D6357	10	0.03	0.2	0.078
Nickel	D6357	10	8	19	12.6
Selenium	D6357	10	0.8	2.5	1.55
Vanadium	D4606	10	23	51	33.6
Zinc	D6357	10	3	20	10.1

8.2.2.    Rock Mechanics Test
Historically Drummond never conducted rock mechanics testing of the overburden at Shoal Creek. Since Peabody acquired the operations, a program of rock mechanics testing has been implemented for all coring projects. When a core hole is to have rock mechanics testing performed on it, the following guidelines are followed regarding this testing: A minimum core length of two times the diameter is necessary for testing. A full list of depths, thicknesses and rock types is created. From this, a representative final list is selected for testing which includes two to three samples from each general rock type. Tests ran include:
•Direct Shear Strength
•Indirect Tensile Strength
•Unconfined Uniaxial Compressive Strength (UCS) with Youngs Modulus
•Multi-Stage Triaxial Strength
•Axial and Diameter Point Load Strength
8.2.3.    Gas Test
To properly measure gas desorption several times are recorded while coring, this includes when the coalbed is encountered, the start of core retrieval, and when the coal sample has arrived at the surface. The coal sample is then placed in a canister and sealed, with this time also recorded. Rubber tubing connects the canister with a graduated cylinder filled with water. At selected times a valve is released on the canister to bleed off the gas in the canister and displace the water in the graduated

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
cylinder. This displaced amount is recorded, and future readings are taken at intervals of 5 to 20 minutes for a minimum of at least 4 to 5 hours to measure how much gas was desorbed. These values are then compiled into a spreadsheet and the results are evaluated.
8.2.4.    Density Determination
The in-situ density of coal at Shoal Creek has been determined by performing multi gravity sink float testing on numerous core samples over multiple years. This testing normally involves sink floating different segments of coal cores, (both Mary Lee and Blue Creek individually) and determining the correct sink float result for each portion of core material. This core material can be coal, bone coal, bone, or shale. After the sink float testing is performed on the unique individual core segments, a weight average core density is calculated for the chosen coal material. This density number is then assigned to the individual coal seam for that drill hole. Density grids for the Mary Lee and Blue Creek coal seams are then created from these density data points. The density grids are then used when compiling both resource and reserve tonnages for reporting purposes.
8.2.5.    Analytical Laboratories
SAI Gulf, LLC. provides test services for coal samples from drilling or production. This includes short proximate, extended analysis, trace elements and washability tests. The coal tests on shipments for customers are sampled and tested by SGS laboratory located at Port Mobile in Alabama. Both laboratories follow test standards and quality control procedures from ASTM 05.06.
Rock mechanics testing was done at Standard Lab in Freeburg, Illinois until 2021. This lab followed the ASTM quality control procedures required to remain a certified coal testing laboratory.
Peabody periodically conducts internal audits of these labs to ensure proper compliance
8.3.    Sample Security
The coal sampled is normally kept by the laboratories for a minimum of one year. Coal is a relatively low-value commodity and there is no need for special security procedures for the shipping, handling and storage of coal samples.
8.4.    Comments from Qualified Person(s)
It is the opinion of the qualified person(s) responsible for this section that there are sound standards and procedures in place that are adequate for sample preparation, security and analytical testing.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
9.    DATA VERIFICATION
9.1.    Data Verification Procedures
Peabody’s Geological database has built-in functions to allow the user to validate data across all available sources, including drill hole location and elevation, geophysical log interpretations, stratigraphic correlations, sample depth, sample thickness, and laboratory analysis. These data validation tools are used in a robust manner to verify historical and newly acquired data in both a systematic and efficient manner. The validation procedures include:
•Driller and geologist logs are reconciled to geophysical logs. If cored, depths are adjusted up or down as necessary to reconcile to the geophysical logs. Generally, the depth adjustment is small, and ranges from –2 feet to +2 feet.
•Coal quality results from laboratories are reviewed, if values appear to be out of range compared to surrounding quality values the sample is analyzed again at the lab.
•The collar for every drill hole location is surveyed. The final surveyed elevation is validated against the surveyed topography grid.
•The data is visually inspected and reviewed using lithological cross-sections or contour maps generated from the geological model by geologists and engineers.

9.2.    Limitations
It should be noted, that only holes which had either a geophysical log or had been cored, were used in the drill hole spacing analysis. This methodology excluded 293 historical holes of the 1183 total holes used in the geologic model, because these holes were not cored, and had neither a detailed core log or a geophysical log. Therefore only 890 holes were used for the determination of the drill hole spacing analysis.

9.3.    Comments from Qualified Person(s)
It is the opinion of the Qualified Person that the data represented in this report is sufficient and in good standing. There have been several checks and balances with comparisons from year to year, and a justification of all changes from one year to the next.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
10.    COAL PROCESSING AND METALLURGICAL TESTING
Besides the coal sampling and tests discussed in section 8, the operation carries out additional coal sampling and tests for coal washability study and coking coal properties. The typical washability study includes size fraction determination and float/sink tests. The results are used for the plant process simulation to predict the performance of main circuits in the plant. The coal product from the Shoal Creek mine has been sold as coking coal in the seaborne market to Europe, South America and Asia. The relevant coking properties are assessed periodically to ensure the coking coal characteristics. The processing plant is efficient at separating rock from coal. The coal recovery is mainly estimated from the float and sink test at a single gravity of 1.60 from drilling and channel samples. Table 16 shows the results from such tests and the assumptions for coal recovery estimates are included in sections 12.2.2 and 12.2.3.
10.1.    Coal Processing and Analytical Procedures
10.1.1.    Washability
Due to the difficulty to resemble the size reduction from mining, crushing, conveyance, stockpile handling, etc., the samples collected from exploration and underground channel sampling have been used for the full washability studies in only limited cases. The plant feed samples collected daily are tested and they provide better information for the washability study. The samples are collected from the belt which feeds the plant. The samples are screened by different size fractions for passing percentage. The samples from each size fraction are tested by multiple float/sink gravities for ash content, volatile matter (VM), and recovery. Table 10-1. below shows the float and sink results for different size fractions, while Table 10-2. shows the Typical Float/Sink tests.
Table 10-1. Typical Size Fraction

Size Fraction	ASH %	% Retained	Cumulative %
+3"		0.00	0.00
3" X 2"	90.75	2.96	2.96
2" X 3/4"	92.52	17.39	20.35
3/4" X 1/4"	47.57	27.08	47.43
1/4" X 4mm	29.20	6.26	53.69
4mm X 1.4mm	28.57	21.80	75.49
1.4mm X 1mm	30.81	4.22	79.71
1mm X 60M	26.39	11.42	91.13
60M X 100M	27.72	2.83	93.96
100M X 325M	32.27	4.58	98.54
325M X 0	44.34	1.46	100.00

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
Table 10-2. Typical Float and Sink Tests

3" X 3/4"	ASH %	VM %	RECOVERY %
F 1.35	8.11	30.12	6.75
F 1.45	16.99	26.96	2.22
F 1.55	24.56	23.70	0.13
F 1.62	N/A	N/A	N/A
S 1.62	89.12		90.90

3/4" X 1mm	ASH %	VM %	RECOVERY %
F 1.35	7.05	30.11	41.26
F 1.45	14.00	27.24	11.82
F 1.55	24.25	23.55	2.75
F 1.62	32.24	21.94	0.67
S 1.62	87.08		43.50

1mm X 60m	ASH %	VM %	RECOVERY %
F 1.35	6.30	29.84	48.33
F 1.45	15.06	27.45	21.16
F 1.55	23.59	24.22	5.09
F 1.62	32.18	22.36	1.67
S 1.62	77.21		23.75

60m X 0	ASH %	VM %	RECOVERY %
FROTH	10.68	28.88	72.84
TAILINGS	85.07		27.16

The results from the tests are interpreted with additional extrapolations and simulated to reflect the plant configuration for each main processing flow. The simulation is mainly used to assess plant performance and potential improvement opportunities. Figure 10-1. illustrates the simulation results from the above samples. The resulting ash and yield relationship are plotted for different potential plant configurations. In this example, the study demonstrates the different performance in one of the many configurations between the Heavy Medium Vessel (HMV) and the Baum Jig.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
Figure 10-1. Typical Curve for Product Yield vs. Ash
10.1.2.     Coking Coal Properties
A coking coal product must have the capability of passing through a plastic phase upon heating which results in a carbon residue as the coke product for steel making. The plastic phase is measured by fluidity and other coking coal properties. The coke producers typically make a product by blending multiple coals with different coking properties. The key properties for coking coal include ash, sulfur, phosphorus, volatile matter, coke strength, reflectance, fluidity, etc. The Shoal Creek operation routinely tests those parameters from different samples. The parameters of ash, sulfur, VM, and fluidity are tested more often using exploration samples, channel samples, and production and shipment samples. Trace elements, such as phosphorus, and petrographic analysis, including reflectance, are tested less frequently since they have less variability and are not requested by customers frequently. Certain coke strength tests, including Coke Strength after Reaction (CSR), require 450 kilograms of sampled coal for the pilot-scale coking-making process. Due to the requirement for a large sample size, this test is normally done on selected samples from either production or shipment on an as-needed basis.
Coking coal rank is measured by reflectance and the typical range is from 0.65% to 1.65%. The reflectance is not only a main driver for determining coke strength, along with the fluidity test, but the reflectance also provides information if the coal is capable of passing through a plastic phase so that carbonization can produce a coke structure. The VM in coal is inversely correlated to the coal rank.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
The higher the VM and lower the rank, the coke yield becomes lower as well. When the coal is too high in rank, it might create high pressure and damage coke oven walls during the coke making process. The volatile matter is preferred to be between 18% to 35%. The ash is merely waste material for coke, and the lower the ash content the better the product. The content of sulfur and phosphorus in coal has deleterious effects on steel quality. The coke strength is measured by various tumbler tests to indicate how resistant coke will be to breakage and abrasion within the blast furnace. The hot coke strength test, CSR, simulates the blast furnace temperature and gas composition to determine how reactive the coke is to carbon dissolution, and how well coke strength is maintained following a reaction. Table 10-3. lists the typical values for Shoal Creek coal within the current reserve areas.
Table 10-3. Typical Coking Coal Properties

Coking Coal Properties		Typical Value
Ash	%, dry basis	9.5-10.5
Sulfur	%, dry basis	0.6-0.7
Volatile Matter	%, dry basis	30.0 – 31.0
Phosphorus in Coal	%, dry basis	0.06
Reflectance	%, Rv max	1.03
Maximum Fluidity	DDPM	28500
CSR	Pilot Scale	60

10.2.    Analytical Laboratories
Jasper Lab owned by SAI Gulf, LLC. and other coal labs which have a partnership with SAI Gulf, LLC. provide test services for washability and some coking coke tests at Shoal Creek. Shoal Creek also uses labs operated by the Australian Laboratory Service (ALS) in Australia for coking coal property tests. ALS is a leading testing, inspection, certification, and verification company headquartered in Brisbane, Australia.
The Jasper Lab or SAI Gulf, LLC, and ALS are all independent commercial entities that have no affiliates to either the Shoal Creek operation or Peabody, other than providing professional test services.
10.3.    Recovery Estimates
The ROM coal is fed to the washing plant, which utilizes heavy medium or centrifugal forces to classify or separate coal from waste. The size and density of the feed material are the main factors determining the recovery. Due to the physical limitation of the different circuits, some coal is lost into the refuse and some refuse material is misplaced in the coal product. Heavy medium circuits are generally more efficient compared to other equipment using water as a medium such as a Baum jig, spiral, etc.
The unique geologic and mining conditions at Shoal Creek require the operation to extract two coal seams along with a 1.5 feet thick parting material. The thickness of the upper seam, Mary Lee, and the parting is fairly consistent. However, the depositional environment causes the thickness of the main coal seam, Blue Creek, to be highly variable. The thickness variability further creates more uncertainty on the dilution from roof and floor due to the cut height constrained by mining equipment. Conversely, the float and sink tests from in-situ coal show much less variability in the coal ash and recovery. Due to the previously stated reasons, and the practicality of in-situ data acquisition, the coal thickness and in-

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
situ coal recovery at a 1.60 float/sink gravity are utilized as the basis to estimate recovery for the reserves. The in-situ recovery estimate includes an additional adjustment to reflect lower operating medium gravity at the plant as needed if the in-situ coal ash at 1.60 float gravity is higher than specifications. From the historic reconciliation, 20% of the in-situ coal is assumed to be lost either during mining or processing. In the LOM plan, additional adjustments are made on the assumed cut point gravity (e.g. 1.60 SG) for the washing plant, if the resultant ash is lower than the target ash in the final product. The assumption for the recovery is described in sections 12.2.2 and 12.2.3.
10.4.    Comments from Qualified Person(s)
It is the opinion of the Qualified Person that the data represented in this report is sufficient and accurate. The use of the data for the estimates of coal recovery is the general practice within the coal industry. It is recommended to conduct additional reconciliation with the new plant upgrades once adequate production data is available.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
11.    COAL RESOURCE ESTIMATES
11.1.    Introduction
The majority of the geological data used for the resource estimates was collected before Peabody acquired the operation. The Qualified Person, who is an employee of Peabody Energy, validated all data using historic driller’s logs, geophysical logs, and coal quality reports. The Qualified Person also performed and/ or supervised recent data collection, validation, geological interpretation, creation of the geological model, and resource estimation. The resource estimates in this section are all exclusive of reserves in Section 12.
11.2.    Geologic Model and Interpretation
The Shoal Creek geologic model consists of both a stratigraphic and coal quality model based on verified data from the geological database. The mineable coal seam structural model was derived from both drill hole and historic surveyed data. The geologic model was developed as a gridded model using Carlson Geologic software. The geologic model included bore holes without corresponding geophysical logs that due appear to have reasonable thickness and coal depth values. These holes had been historically used in geologic models by the previous mine owner. After reviewing these holes, it was determined that continuing to use these holes in the model would provide more thickness and structure values to further define the coal seam.
Shoal Creek’s resource stratigraphy is the Mary Lee Coal Zone, which includes the Mary Lee seam, parting, and the Blue Creek seam. Table 11-1. and Figure 11-1. show the typical thickness for each seam from top to bottom and a typical cross-section.

Table 11-1. Resource Stratigraphy

Seam	Material	Typical Thickness (feet)
Mary Lee	Coal	1.5
Parting	Shale	1.8
Blue Creek	Coal	4.6

Figure 11-1. Typical Seam Cross Section.
The coal seams are modeled with structure elevation, thickness, and coal quality parameters. The modeled quality parameters include ash, sulfur, volatile matter, in situ coal yield, etc. The other modeled structures are parting thickness and depth. The interpreted fault location and displacements are incorporated in the structure elevation model. The topography grid was generated from the available public survey. The modeling methods used for Shoal Creek are summarized in Table 11-2.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
Prior to usage of the models created from new data, the models are reviewed, and reasonable justifications are required to explain material differences between the new and old models.
Table 11-2. Interpretation Method

Model Parameter	Interpretation method
Structure Floor Elevation	Triangulation
Structure Thickness	Inverse Distance
Coal Quality	Inverse Distance
Fault Displacement	Vertical Displacement

11.3.    Resource Classification
Shoal Creek has a long mining history with operations spanning several decades. While there is a competent understanding of the geology, the depositional nature of the mineable coal seams at Shoal Creek is unique in comparison to typical coal deposits. This is due to several factors, some of which include a correlation between the Blue Creek coal thickness and the Blue Creek coal floor elevation, the intricate and random nature of the Blue Creek deposition channel boundary, (which can rapidly affect coal thickness and elevation along this boundary), and the major northwest orientated graben faults which bisect the lease area. Because of these unusual coal depositional factors, the coal thickness is a more significant factor for the geological uncertainty compared to coal quality. Therefore, the quantitative analysis has been performed on composite coal thickness, rather than composite raw coal quality.
Drill Hole Spacing Analysis (DHSA) is a quantitative analysis that assesses the estimation precision from known points of observation. It was performed to understand geologic uncertainty across the deposit. The generalized steps in the process are exploratory data analysis, domaining when necessary, variography, and deriving classification radii from global estimation precision. The precision tolerances for this estimation have been evaluated solely for the parameter of coal thickness over an area equivalent to five to ten years of production. These precision tolerances, developed by Bertoli et al (2013), are 10%, 20%, and 50%, at a 95% confidence level for Measured, Indicated, and Inferred values respectively. Considering the long operating history and unique geology, the classification radii from the DHSA are used as one of the main considerations for the resource classification.
Due to the relative uniformity of the ash values across the reserve area, and the much greater variability of the thickness of the Blue Creek seam, it was decided to perform the Drill Hole Spacing Analysis (DHSA) on the composite thickness of the Mary Lee (ML) and Blue Creek (BC) coal seams. It was also decided to perform this (DHSA) on the composite thickness of both seams, since both seams are mined simultaneously and are therefore combined at the preparation plant and shipped as one product. It should also be noted, that only holes which had either a geophysical log or had been cored, were used in the drill hole spacing analysis. This excluded 288 holes of the 1178 holes used in the geologic model which only had a drillers log and were not cored, nor had a geophysical log. There were also two drill holes (GM373 and M123) which did not have the Mary Lee seam within the drill hole, which meant they could not be used to calculate a combined MLBC coal thickness. Therefore only 890 holes out of 1178 were used for the determination of the drill hole spacing analysis. The DHSA results for coal thickness as shown in table 11-3., have a radii of 855, 1,625, and 3,605 feet as the classification for measured, indicated, and inferred resources.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
The geologic model includes almost three hundred historic bore holes which do not have geophysical logs. All of these holes have been reviewed, and the depth and thickness appear reasonable and were therefore included in the geologic model. However, these holes were excluded from the drill hole spacing analysis, which determined the classification polygons for measured, indicated, and inferred reserves. Since the DHSA for this reserve was conducted on a thickness basis as opposed to quality, it was decided that a more conservative approach with regard to acceptable drill holes should be applied. Therefore, only cored holes or bore holes that have geophysical logs were included in the classification estimate.
Table 11-3. Resource Classification Radii in feet

Seam	Parameter	Measured	Indicated	Inferred
Mary Lee and Blue Creek	Thickness In feet	855	1,625	3,605

The resource classification polygons developed from the coal thickness points of observation is shown in Figure 11-2. The faults are another major uncertainty that can affect the resource estimates. The major faults have been identified and mapped from the historic drilling exploration. The targeted reserve and resource areas are properly offset from the faults which are not defined with high certainty.
The resource classification used for Shoal Creek encompasses the qualified person’s confidence in the deposit. There were multiple factors used for the final analysis. This includes data quality, operational history, the QP’s experience, as well as quantitative analysis.
•Measured resource has the highest level of confidence for the estimated quantity and quality based on the geological evidence and sampling. A set of criteria (Table 11-4.) on the degree of uncertainty is assessed and the low degree of uncertainty normally corresponds to the category of Measured resource.
•Indicated resource has a lower level of confidence than the Measured resource, but a higher level of confidence than the Inferred resource. A set of criteria (Table 11-4.) on the degree of uncertainty is assessed and the medium degree of uncertainty normally corresponds to the category of Indicated resource.
•Inferred resource has the lowest level of confidence. A set of criteria (Table 11-4.) on the degree of uncertainty is assessed and the high degree of uncertainty normally corresponds to the category of Inferred resource.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
Table 11-4. Degree of Uncertainty

Source	Degree of Uncertainty
	Low	Medium	High
Exploration	No significant issues. Protocols consistent with industry and Peabody standards.	Older bore holes without geophysical logs rely to a certain degree on the drillers accuracy of identifying coal thicknesses. Those holes are excluded from the classification.
Sampling method	Standard operating procedure done companywide. Coal and rock material easily identified within core barrel. Current longtime drillers consistently achieve 90%+ core recovery. Drillers also survey drill collars and locations.	Several historic core holes have less than 90% core recovery. Inclusion in the model are found to not make a material difference to the reserve.
Sample Prep/Analysis	Offsite Lab, -reputable and independently contracted – conducting analysis consistent with ASTM industry standards.	While no evidence of erroneous analysis has been discovered, Peabody will implement an audit process to reduce the possibility of undetected errors in reporting.
Quality Assurance/Quality Control	Sample prep and analysis procedures follow ASTM rules and meet current industry standards. Quality is retested to confirm anything that looks abnormal. QAR round robins conducted for quality assurance
Data Verification	Thickness and depths within Drillers logs have been checked against Geophysical logs for accuracy. Quality results have been reviewed. Holes with unresolved inconsistencies have been inactivated.	Source of survey coordinates for pre-1990 drill holes is unknown, various historic holes have been resurveyed to confirm location accuracy.
Database	Geological, analytical, and location data in the model verified to the QP's satisfaction. Unverified or questionable data inactivated and not used.
Geologic Modeling	Model is reconciled to production for quantity on a monthly basis since mine was restarted in Nov. 2021	The geologic model has a relatively higher variability in the thickness and structure of the Blue Creek coal seam in small distances between holes. The overall coal seam structure, including faults, are well identified. This has limited impact to the total estimates.
Density	Numerous multi gravity sink float tests on core samples have been performed to determine density.
Quantitative analysis (Drill hole Spacing Analysis)	Single domain analyzed. Thickness is the main constraint (due to Blue Creek seam variability) from the Drill hole Spacing Analysis. Only core holes or holes with Geophysical logs included in DHSA. Drill hole radii: < 855 ft	Historic bore holes without geophysical logs were excluded from Drill hole Spacing Analysis. Drill hole radii: > 1625 ft	Drill hole radii < 3605 ft
Other Classification Criteria	Classification for Resource tons include they are within the lease boundary, not under the Black Warrior river, primarily between faults, and have a composite coal thickness greater than 6 feet, with relatively consistent in situ quality.
Cut Off Criteria (Cut-off grade and metallurgic recovery)	The cutoff grade is not relevant for this deposit.
Mining Methods	Mature longwall and room and pillar mining technology used at existing operation.
Costs	Long operating history with medium cost variation due to volatile market pricing
Prices	Well established market with select number of longtime customers.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
Figure 11-2. Resource Classification Map.

11.4.    Coal Resource Estimates
Coal resources are determined as part of the overall process and form the basis for the coal reserves estimates. Estimation of the coal resources at Shoal Creek is mainly determined by geologic criteria such as coal thickness and faults. The geological conditions and coal quality from historic mining are similar to the criteria used to develop the resource and reserve areas. These criteria included that the resource polygons are within the lease boundary, and they do not occur under the Black Warrior River. The resource polygons also contain a total seam thickness and Blue Creek thickness that is mainly above six feet and three feet respectively. In the single resource polygon that contains known faults, the coal between the faults is still extractable by longwall mining methods which has been done previously in the Warrior Coal Basin. Other constraints include the coal control boundary and surface features such as rivers or surface housing developments. Coal resource estimates provided here are on an in-situ basis for the Mary Lee and Blue Creek coal seams, excluding parting.
The in-situ coal quality is fairly consistent through the deposit and it doesn’t constrain the resource areas. The parting and dilution are separated from the coal during processing. Even though the in-situ

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
coal quality may vary slightly, the coal for the shipment is all viable product after blending in the stockpiles. The in-situ coal yield is slightly different between Mary Lee and Blue Creek seams, but it is consistent for each seam with a small variation. The in-situ coal yield at 1.60 float sink gravity ranges from 80% to 95% in most of the resource areas with some small areas trending with lower yield. It is similar to the area mined historically. After reviewing the targeted area for coal resources and reserves, the coal quality (cut-off grades) and coal yield (metallurgical recoveries) are not considered as primary drivers for the resource estimate.
The established mining method at Shoal Creek is longwall mining which requires relatively large blocks of coal for economic mining due to the initial development costs for mains and gate roads. The characteristics of this coal deposit show much more variation on coal thickness than in situ coal quality and yield. In order to develop a large mineable coal block, it is more practical to assess the coal thickness as the main driver for the coal resources and reserves. With the limitation of the minimum cut height for the longwall equipment, the seam height not only determines the amount of in situ coal to be recovered, but it also contributes to the out of seam dilution to be mined and the overall mine yield, which has a large impact on the mine’s performance. As described above, the historically mined coal thickness has been used as the main criterion for the resource boundary, because this criterion has also been proved to be viable based on the mine’s actual performance in the last two decades. Furthermore, the long-term coal price projection in Section 19.1 is consistent with the historic price and therefore it supports the prospects of economic extraction for the coal resources in the future.
The information of the coal resources and all supporting documents are stored and kept as a record internally. The processes are followed every year to review, update, validate and document the resource estimates.
11.5.    Coal Resource Statement
Coal resources in Table 11-5. are exclusive of reserves and calculated on an in-situ basis for the Mary Lee and Blue Creek coal seams.
Table 11-5. Coal Resources

Seam	Resource Classification	Resource (In Place Tons in Millions)	Area (Acres)	Coal Thickness (Feet)	Density (lbs/ft3)	Ash % (Dry Basis)	Sulfur % (Dry Basis)	Volatile Matter % (Dry Basis)
Mary Lee	Inferred	1.7	591	1.39	94	12.0	0.96	24.20
Mary Lee	Indicated	8.5	2,892	1.45	93	11.9	0.97	24.28
Mary Lee	Measured	9.7	3,244	1.49	92	11.8	0.97	25.10
Blue Creek	Inferred	5.1	593	4.45	89	9.7	0.66	23.95
Blue Creek	Indicated	26.7	2,894	4.77	89	9.3	0.59	24.02
Blue Creek	Measured	29.9	3,239	4.83	88	8.9	0.56	25.06
Total		82	13,453	3.12	89	9.8	0.67	24.56

11.6.    Comments from Qualified Person(s)
Shoal Creek generally has adequate exploration data to determine coal resources. Future routine exploration work will be undertaken to continue supporting the current operation and any future development. This will include drilling for structure, coal thickness, and quality information, along with fault line delineation. Therefore, it is the opinion of the QP that there are no current geologic or technical factors that are likely to influence the prospect of economic extraction.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
12.    COAL RESERVE ESTIMATES
12.1.    Introduction
The Life of Mine (LOM) Plan is the key process to support reserve reporting. The mine plan uses the longwall mining method with projected layouts for longwall panels and development for mains and gate roads. The mining methods historically adopted by Shoal Creek, and the projected economic results demonstrated that the coal in the mine plan is economically mineable based on current market assumptions. The details regarding the marketing and pricing assumptions are included in sections 16 and 19. The mine plan, which supports the coal reserves, is inside of the boundary where Peabody has control of the coal leases. The Shoal Creek mine is an existing operation with all required permits, approvals, and infrastructure to carry out ongoing production. The key assumptions in the mine plan and economic analysis are supported by the past performance. Unless specified otherwise, the quantity for coal reserves is reported as the saleable product, and the coal qualities are on a dry basis.
12.2.    Coal Reserve Estimates
12.2.1.    Reserve Classification
The geologic model described in section 11.2 is used for the LOM plan. All coal within the LOM plan area is considered to be either Measured or Indicated resources as discussed in section 11. The Measured resources are reported as the Proven reserves and the Indicated resources as Probable reserves. There are no other modifying factors that are significant enough to prompt excluding reserve tonnage from the LOM plan or downgrade the reserve classification from proven to probable classification.
12.2.2.    Mining Loss and Dilution
The LOM area is laid out with detailed pillar design and barriers between the longwall recovery and mains. The coal pillars and barriers are excluded from reserves. The longwall equipment is limited to cut the coal seam between 8.5 to 11 feet thick. When the total thickness of Blue Creek, Parting and Mary Lee seams exceeds 11 feet, the longwall equipment will not be able to cut the full seam height. Even though some of the top coal will fall into the face conveyor, the assumption is that the portion of the seam exceeding 11 feet thick will be lost during the mining process. In the current LOM area, the total seam thickness is mostly less than 11 feet. When the total seam thickness is less than 8.5 feet, the mine plan assumes additional rock from the roof or floor will be cut by the longwall during the mining process. The mining height from 9 to 9.5 feet is assumed for the development unit, which is designed to maintain a certain geometry for ventilation control and accessibility of longwall equipment. The mine plan also assumes a minimum of three inches of out of seam dilution no matter what the total seam thickness is. The rock material from out of seam dilution and the parting between the Blue Creek and Mary Lee seams is included as the Run-of-Mine (ROM) coal, it is processed in the washing plant and disposed of as refuse. The recent reconciliation indicates an overall coal loss of 15% based on the 2019-2020 actual data. However, the reconciliation from the last six months in 2020 (from May to October) indicates a coal loss of 21%. The assumption for the overall coal loss from mining, conveyance, crusher and processing, is assumed to be a fixed total of 20% of the mined in-situ coal based on the high range of the historic reconciliation.
The coal density for the Blue Creek and Mary Lee seams are modeled from the lab test as discussed in Section 8.2.4 which results in a combined average density of 86 pounds per cubic foot. The mine plan assumes 160 pounds per cubic foot for rock density.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
12.2.3.    Coal Product Quality
Once the coal is fed to the washing plant, the different circuits in the plant separate coal and refuse material by adjusting the medium density to meet customers’ quality requirements. The plant yield fluctuates with feed ash, and the coal product tons are estimated from the in-situ coal yield model at a theoretic 1.60 Specific Gravity (S.G.) of float/sink. These are based on lab test results from exploration and channel samples on an in-situ coal basis only. All parting and out of seam dilution are assumed to be disposed as refuse during washing processes. The ash estimated from the theoretic 1.60 S.G. is usually 10.5% or lower in the LOM plan. In cases where the ash estimation is higher than 10.5%, it is assumed that the washing plant will lower the S.G. to generate the product with lower ash. The assumption of the relationship between the change of theoretic S.G., product ash, and in situ coal yield, is assumed to be 0.10 S.G. for a 1.0% product ash and a 10% in situ coal yield. The plant replaced the coarse Baum jigs with Heavy Medium Vessels (HMV) along with some other improvements in 2021. The simulated results indicate an additional 2% yield improvement from the previous plant configuration.
The Blue Creek and Mary Lee seams are relatively clean, with a theoretical in situ coal yield of 92.3% and an ash value of 9.7% in the floated coal at a 1.60 S.G. according to the laboratory tests. Considering the coal loss, dilution, parting material, and the plant medium density adjustment, the overall plant yield is estimated to be 46% for a 10.1% ash product. The projection in the LOM plan indicates that the separating gravity of the washing plant is between 1.48 to 1.60 S.G. with the plant yield from 35% to 54%, while product ash ranges from 10.5% to 9.7%. The other quality parameters estimated in the mine plan include sulfur and volatile matter shown in Table 12-1.
12.2.4.    Reporting
The assumptions for reserve estimates are verified periodically against actual production. Underground ROM production is measured by the belt scale installed on the slope belt. The clean coal product tons and plant yield are monitored and measured by the belt scales at the plant feed and output. The product coal quality is monitored by using the sampling processes and real-time ash analyzer at the processing plant. Additional reconciliation processes include underground channel sampling, coal section surveys, and stockpile surveys.
The information of the coal reserves and all supporting documents are stored and kept as a record internally. The processes are followed every year to review, update, validate and document the reserve estimates.
12.3.    Coal Reserves Statement
The LOM plan in section 13.3 was carried out in August of 2021. The production for the remainder of 2021 was projected to be 340,000 tons in the LOM plan. However, due to the delay of the restart, the actual production for 2021 is 119,000 tons. The difference is not substantial enough to require a LOM plan update. Therefore, the coal reserves are re-estimated with the face position as of December 31, 2021. Table 12-1. includes coal reserve estimates and key coal quality parameters with an effective date of December 31, 2021.
The total ROM coal quantity and plant yield are 39 million tons and 46% respectively, which result in 18 million tons of coal product including 16 million tons of proven reserves and 2 million tons of probable reserves. The thickness for the Mary Lee seam and the parting is relatively consistent. Due to the highly variable nature of the thickness of the Blue Creek seam, the thickness of the Blue Creek seam is considered as one of the main constraints for the LOM plan. The corresponding LOM plan

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
(i.e., reserve boundary) and its relevant constraints, such as faults, mined-out areas, and thickness of the Blue Creek seam, etc. are shown in Figure 12-1.
Table 12-1. Coal Reserves Statement

Reserve	Quantity (tons in millions)	Thickness Mary Lee (feet)	Thickness Blue Creek (feet)	Density (pounds per cubic foot)	Saleable Product on Dry Basis
					Ash (%)	Sulfur (%)	Volatile Matter (%)
Proven Reserve	16	1.4	5.1	85.0	10.2	0.7	30.4
Probable Reserve	2	1.5	5.0	85.4	10.2	0.7	30.3

Reserve	Quantity (tons in millions)	Thickness Mary Lee (feet)	Thickness Blue Creek (feet)	Density (pounds per cubic foot)	Saleable Product on Dry Basis
					Ash (%)	Sulfur (%)	Volatile Matter (%)
Total	18	1.4	5.1	85.0	10.2	0.7	30.3

Figure 12-1. Reserve Boundary

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
12.4.    Comments from Qualified Person(s)
The geological features around the reserve area are adequately defined, and other factors which could materially affect the reserve have all been addressed. The recent operational history in the nearby panels further demonstrates that the reserve is economically mineable. The coal reserve estimate could be affected by the data accuracy, uncertainty from geological interpretation, mine planning assumption. Those factors normally don’t pose material risks for the overall reserve estimates. However, other external risks, including unexpected geologic hazards, infrastructure or facility failures caused by natural disasters, changes in laws and regulations, and seaborne coal demand and supply, are not controllable by the company and could severely affect the mine-ability of the reserve.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
13.    MINING METHODS
13.1.    Introduction
The mining method best suited for this underground mine is the longwall mining method which has a relatively high recovery rate. The mains and gate roads are required to be developed with the continuous miner prior to the longwall mining. Since the beginning of production at Shoal Creek, this method appears to be relatively safer and more efficient compared to other available methods. Both the Mary Lee and Blue Creek coal seams are economic when they can be extracted together. Due to the parting between the two seams and the out of seam dilution, the operation utilizes a washing plant to process the ROM coal to meet coal quality specifications. For this underground operation, the key consideration includes roof control, subsidence, ventilation, dewatering, mine planning and production schedules, etc.
13.2.    Mine Design
13.2.1.    Geotechnical Considerations
The operation follows the approved Mine Safety and Health Administration (MSHA) roof control plan to address potential geotechnical issues encountered under current geological and mining conditions, such as mining depth, mining height, and entry widths, etc. The depth in the LOM plan area ranges from 1,000 to 1,300 feet. The typical roof controls are mainly described here for the development section (i.e., mains and gate roads) and the longwall mining system.
For mains development with a six to seven entry system, the typical pillar sizes are 90 feet by 150 feet (center-to-center). The typical entry and crosscut width are 20 feet.
The typical longwall gate roads developed by the continuous miner sections consist of three entries with widths typically 100 to 120 feet (center-to-center). Crosscut centers are typically 150 feet. The typical entries and crosscuts are 20 feet wide. The approved MSHA roof control plan allows maximum entry and crosscut widths of 22 feet at planned intersections. The entries may be mined up to 25 feet wide with the installation of additional permanent supports. Figures 13-1. and 13-2. illustrate the dimensions for a typical gate road and mains development.
The roof control plan approved by MSHA includes the use of primary supports during mains and gate road development, as well as secondary supports at the longwall tailgate. The operation can use any type of roof bolts from the approved list. This includes the combination bolt, point anchor and tensioned rebar, full resin-grouted bolt, mechanically anchored tensioned bolt, and truss bolt for the primary roof support. Other supplemental roof support materials can be used as needed, such as timers, pumpable cribs, prop-setter, etc. When mining both Mary Lee and Blue Creek seams with a height exceeding eight feet, rib bolts with a minimum of six feet in length is required to be installed through the middleman (parting strata).
Longwall panels are typically 1,000 feet wide and of various lengths based on panel geometries constrained by faults or coal thickness. The relevant roof control plan provides measures for normal mining encountered in the longwall area. The head gate entry will be cribbed with a minimum of 2 cribs across the crosscut between the belt and adjacent entry before the longwall advances through the break. The tailgate entries, including the first tailgate in a group of longwall panels previously roof bolted, will be supported with additional supplemental roof supports which will be maintained ahead of the longwall face at a minimum of 350 feet. The other specific roof controls are considered for start-up entries, face recovery, shield recovery, bleeder support, etc.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE

Figure 13-1. Typical Gate Road Development

Crosscut Centers
90'
CROSSCUT
Crosscut Centers
90'
CROSSCUT
CROSSCUT
90'
Crosscut Centers
CROSSCUT
90'
Crosscut Centers
Entry Widths
22' Max.
Entry Widths
22' Max.
Entry Widths
22' Max.
ENTRY 1
150'
ENTRY 2
150'
ENTRY 3
150'
ENTRY 6
150'
ENTRY 7
150'
Crosscut Centers
90'
CROSSCUT
Crosscut Centers
90'
CROSSCUT
CROSSCUT
90'
Crosscut Centers
CROSSCUT
90'
Crosscut Centers
22' Max.
Crosscut Widths
22' Max.
Crosscut Widths

Figure 13-2. Typical Mains Development

13.2.2.    Subsidence Considerations
Shoal Creek has conducted numerous and extensive subsidence surveys over many of the longwall panels, especially those longwall panels mined from 1995 thru 2002. This includes the A-1, A-2, B-1, and G-1 panels as well as Lock 17 Bridge when the B-10 longwall panel was mining through. Historic studies provide detailed information and data collected from surface subsidence surveys conducted at the mine. Major subsidence characteristics, including the maximum surface subsidence factor and

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
angle of draw of subsidence, have been discussed based on analysis of measured surface subsidence data. As summarized below, several major subsidence features at Shoal Creek Mine have been characterized, and they are consistent with this specific geological and mining condition.
The maximum surface subsidence occurs in the area near the middle of each longwall panel. Maximum subsidence ranges from 3.5 to 5.3 feet with the variance caused by a variable total mining height and the width of the longwall panel. The maximum subsidence factor is 0.40~0.45 (of total extraction height) when the longwall panel is 750 feet wide and the overburden thickness is 1,100 feet. Conversely, the maximum subsidence factor increases to approximately 0.52 when the width of the panel is increased to 1,000 feet.
The angle of draw associated with subsidence is defined as the angle formed between the vertical projection of a line at the panel edge, and a second line that connects from the panel edge to the point of the last measurable surface deformation. The angle of draw as measured by the surveys varies from 10 to 25 degrees from vertical. The width of the surface subsidence influence zone ranges from 230 to 610 feet beyond the edge of the longwall mined area, when the overburden depth is approximately 1,300 feet. Further analysis of our surface subsidence data indicated that the areas with a high angle of draw (+20 degrees) are associated with localized underground instability, demonstrated by pillar yielding and/or floor heaving that occurred in an earlier mining operation at this mine.
Since subsidence will occur in the areas with potential damages to certain structures, features, or renewable resource lands, the subsidence surveys are normally conducted for the planned mining area. The permit with a subsidence control plan, including the planned subsidence and preventive measures, is administrated by the Alabama Surface Mining Commission (ASMC). The mine is required to submit an annual ASMC subsidence update and five-year renewal plans. Other activities for subsidence considerations, if necessary, include pre- and post- subsidence agreements, surveys, engineering controls to prevent or mitigate damage, monitoring, and necessary notification of undermining.
13.2.3.    Ventilation Considerations
Methane is the main hazardous gas released during the mining process. The current mine planning area shows relatively low methane content from production due to historic Coal Bed Methane (CBM) production. The surface aerial image shows clearly a densely spaced pattern of sites for CBM wells on top of the projected mining area at Shoal Creek. The mine ventilates the underground mine works by utilizing fans installed on the surface in an exhaust system. The main ventilation facilities are listed in Table 13-1. Other underground ventilation controls used include stoppings, seals, tubes, curtains, regulators, auxiliary fans, etc. The operation follows the approved ventilation plan by MSHA to control hazardous gas and dust. The approved plan defines the minimum required air quantity for different mining sections and processes, minimum air velocities on the longwall face, location and frequency of methane tests, etc. The monitoring and tracking system, air courses and escape ways are updated routinely on the mine map. The air survey and ventilation model are used to assess any ventilation and mine plan changes.
The mine was granted necessary ventilation approval by MSHA on April 2021 to operate the J-1 and J-2 longwall panels concurrently under the condition that the two longwalls maintain a minimum 1,000 feet offset distance to ensure no abutment stress overlap and the mine establishes additional Measurement Point Locations (MPL’s) in the area with methane monitors.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
Table 13-1. Ventilation Facilities

Ventilation Facilities	Dimension	Elevation (Feet)		Depth
	(Feet)	Surface	Bottom	(Feet)
Shoal Creek No. 1 Return Shaft (#1)	18.0	421.0	-716.9	1,138
Camp Creek Portal/Intake Shaft	26.0	430.0	-721.3	1,151
North Mains Intake Shaft (xc30)	16.5	290.0	-702.5	993
North Mains Intake Shaft (xc66)	16.5	322.0	-747.7	1,070
North Mains Return Shaft (#7)	16.5	345.4	-766.2	1,112
Shoal Creek Portal Hoist Shaft	20.0	398.3	-836.3	1,235
West Mains No. 1 Intake Shaft	16.5	393.5	-838.4	1,232
West Mains No. 3 Intake Shaft	16.5	413.2	-862.8	1,276
J Mains No. 1 Return Shaft (#9)	16.5	589.3	-804.8	1,394
J Mains No. 1 Intake Shaft	16.5	591.3	-790.4	1,382
J Bleeder Shaft (#11)	12.0	476.1	-735.3	1,211
Slope - Belt Compartment	15.0x8.5	416.9	-720.1	1,137
Slope - Travelway Compartment	15.0x8.0	(Track Length 4,127 feet)

13.2.4.    Hydrological Considerations
The underground mine water is collected by pumps and transported to the mine’s main sump by 14-inch Drisco lines. Water is discharged to the surface and onto the impoundment by two banks of GIW pumps through the dewatering bore holes. Each bank of pumps has the capacity to pump approximately 2,000 – 3,000 GPM (Gallons per Minute). Typically, the mine operates one bank and keeps the other as a spare.
The water behind the seals at mined-out panels is pumped to the surface using electric submersible pumps through bore holes installed at different locations. The typical installation includes two multiple pumps operating continuously at 600 - 800 GPM each. The water, once it reaches the surface, is either treated for reuse or discharged to the designated discharging points under current permits.
13.3.    Mine Plan
Shoal Creek uses the underground longwall mining method which requires certain geometry and size for economic extraction. The LOM plan is limited by the faults at the southwest and northeast, thin coal at the north, and old works at the south. The mine plan has a mine life of ten years (i.e., 2022 to 2031) with a projection of 39 million tons of ROM production and 18 million tons of saleable product. The average annual production is 3.9 million tons of ROM coal, and 1.8 million tons of saleable product with an average yield of 46%.
13.3.1.    Mining Process
The typical longwall panel is 1000 feet wide equipped with a shearer, hydraulic shields, armored face conveyor, stage loader, crusher, etc. The shearer cuts a 36-inch thick web along the 1,000 foot longwall face for every pass it makes. The cutting height is constrained by equipment size and ranges from 8.5 feet to 11 feet. Shoal Creek mines the Mary Lee and Blue Creek seams and the parting interval between the coal seams. Due to the variation of the coal thickness, the longwall sometimes cuts the rock from the roof or floor in order to maintain the minimum height required by the longwall equipment. The mining process generates considerable dilution from the parting, roof rock, and floor

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
rock. The ROM coal, including coal and dilution, is crushed and conveyed to the washing plant for processing. Most of the dilution is separated in the washing plant from coal and then disposed of as refuse. More discussions for the dilution and recovery are included in sections 12.2.2. and 12.2.3.
Continuous miners are used to cut the entries for mains and gate roads. A typical cut sequence includes eight cuts (four cuts on each side of the entry) with a maximum depth of 10 feet for each cut. The coal is transported by shuttle cars to the feeder breaker which reduces mined coal to a consistent, easily handled size for conveyance. After a maximum 40 feet depth cut, the newly exposed roof is to be supported according to the approved roof control plan. The Shoal Creek mine is scheduled to employ two continuous miner systems for the current LOM plan.
13.3.2.    Production Schedule
Shoal Creek develops longwall districts (sets of adjacent longwall panels) with alphabetic designations. To date, Shoal Creek has completed mining in the A, B, C, G, H, I and N longwall districts and will be mining longwall panels in the J and L districts. The J district includes 10 longwall panels with lengths from 4,000 feet to 7,500 feet. The L district includes 4 longwall panels with lengths from 2,900 feet to 5,000 feet.
Shoal Creek has two sets of longwall mining equipment which are normally installed at two separate panels. One set of the longwall was installed at the J-1 panel which has been extracted 1,800 feet. The other set of the longwall will be installed at the J-2 panel in early 2022. The J-1 and J-2 panels will be mined concurrently until the J-1 panel is mined out and moved to the L-1 panel. After 2026, the longwall at the L-4 panel will be moved to the J-5 panel and it is projected to mine concurrently with the longwall in the J-4 panel. It is assumed that similar MSHA ventilation approval at J-1 and J-2 panels will be required at that time. The detailed mining sequence is illustrated in Figure 13-3.
Shoal Creek operates five days per week excluding certain holidays and miner vacations. Each operating day is scheduled with three shifts that are eight hours per shift. The mine plan projection includes three production shifts per day for the two sets of longwalls. The other shifts will be utilized for maintenance and setup. The total retreat rate from two longwalls is assumed to be an average of 36 feet per day. Longwall moves between panels could take up to four months which depends on the requirements for equipment teardown, rebuild, and setup.
Continuous miners typically operate two, eight-hour production shifts per day, with maintenance on the third shift. The continuous miners are assumed to advance 80.5 feet per shift in gate road development and 70.5 feet per shift in mains development. Each continuous miner unit is projected to be idled for 15 calendar days for section setup when starting a new section, and 7 calendar days to move to a new section. The continuous miner units are not projected to be idled during longwall moves. The current LOM plan assumes two continuous miner units to develop gate roads and mains from 2022 to 2026. After 2026, only one development unit is scheduled for the remaining LOM plan.
The production projection from 2022 to 2031 in this LOM plan is included in Table 13-2. 34,000 tons of product coal was projected to be produced for the remainder of 2021, from October to December when the mine plan was developed in August 2021. This is also shown in Figure 13-3. below.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
Table 13-2. LOM Plan Production Schedule

Production in thousands	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Total
ROM Tons	4,103	4,074	4,689	4,195	4,040	3,809	3,905	4,086	3,523	2,734	39,158
Yield	46%	44%	51%	49%	47%	44%	47%	45%	44%	44%	46%
Product Tons	1,870	1,773	2,393	2,037	1,879	1,670	1,844	1,834	1,558	1,203	18,061

Figure 13-3. LOM Mining Sequence
13.4.    Mining Equipment and Personnel
The mine plan estimates 286 hourly and 100 salaried personnel for 2022. Total LOM plan staffing is projected to average 260 hourly and 93 salaried personnel from 2022 to 2031.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
The type of mining equipment utilized is suitable for the geologic and mining conditions experienced and expected at Shoal Creek, based on a long history of successful operation. The major mining equipment required for this mine plan is listed in Table 13-3. The listed equipment along with other supporting equipment is all currently at the mine. The equipment is required to be routinely maintained, overhauled, or replaced based on the operating conditions.
Table 13-3. Major Mining Equipment

Type	Manufacturer/Model	Equipment Description	# of Units
Development	Joy 12CM27	Continuous Miner	2
	Joy BF14 / Cat 7MFBH	Feeder Breaker	2
	Joy 10SC32	Shuttle Car	4
	Wagner ST3.5S	Scoop	2
	Fletcher HDDR15	Roof Bolter	2
	3600 KVA	Power Center	2
	Spendrup AMF 175 HP	Ancillary Fan	4
Longwall	Joy 7LS05	Shearer	2
	Joy 1.75m 955/1068 tons	Shields	176 x 2
	Cat PF5 1342-1756	AFC	2
	Cat BSL SK14/18	Stageloader & Crusher	2
	3,300 and 7,000 KVA	Power Center	2

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
14.    PROCESSING AND RECOVERY METHODS
14.1.    Introduction
The coal mined at Shoal Creek mine includes high ash parting and out of seam dilutions. It needs to be washed prior to shipping to customers. The coal handling and processing plant at Shoal Creek was constructed in 1994 and has been utilized to size and clean the ROM coal to meet the quality requirements of customers.
14.2.    Process Selection and Design
The operation has made additional upgrades to the original facility as needed. In the year 2020, the operation replaced Baum Jigs with Heavy Media Vessels (HMV), and added extra deslime and refuse screens, etc. The current facility has adequate capacity to meet projected production and quality requirements.
14.3.    Coal Handling and Processing Plant
The ROM coal produced at Shoal Creek is transported from the underground mine by 72” belt conveyors, through an inclined slope to the Shoal Creek processing plant. The processing plant utilizes an A/B side configuration. Each side of the plant is rated at 1,000 Tons per Hour (TPH), for a total ROM capacity of 2,000 TPH. The plant utilizes four types of key processing circuits, consisting of HMV, Heavy Media Cyclone (HMC), spirals, and froth flotation cells.
ROM coal mined from underground passes over a grizzly screen with eight-inch openings. The grizzly removes the oversized rock, which is then transported by truck to the refuse disposal area. The ROM coal passing through the grizzly is stored in a raw coal stockpile with a stacking tube. The capacity of the ROM coal stockpile is approximately 500,000 tons, and it utilizes dozers to push coal away from or toward the stacking tube. The ROM coal from the stockpile area is conveyed through the reclaim tunnel to scalping screens in the plant. The ROM coal with sizes smaller than three inches are fed to the preparation plant. The material with sizes larger than three inches is transported by belt conveyor to refuse bins and then disposed of at the refuse disposal area.
The configuration is identical for each side in the plant and the following description is the same for either the A or B side. The raw coal screens are used to separate the raw coal into three size fractions. The raw coal screens separate the coarse material (plus 1/4 inch) which is fed to the HMV. The deslime screens are used to screen out the intermediate fraction (0.75mm – ¼ inch) which is fed to the HMC. The undersize material (minus 0.75mm) from deslime screens is piped to raw coal classifying cyclones which further separate the fine material into two fractions. The plus 100 mesh material is fed to spiral circuits and the minus 100 mesh material is fed to froth floatation circuits.
The clean product is stored in clean coal stockpiles utilizing two stacking tubes which have a total of 250,000 tons of capacity. The coarse refuse is conveyed to the refuse disposal area and the refuse slurry is pumped to the refuse disposal impoundment. The reclaimed clean coal is conveyed to a 2,000 TPH barge loadout on the Black Warrior River. It is then loaded onto barges with approximately a 1,550-ton capacity for shipment to Mobile, Alabama. The coal is then transloaded into export vessels for shipment to customers.
The detailed flow sheet, including equipment characteristics and specifications, for the coal processing plant, is shown in Figure 14-1. The general layout of the coal handling and processing plant and related infrastructures are shown in Figure 14-2.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE

PLANT FEED CONVEYOR
TRAMP IRON MAGNET
RAW COAL SURGE BIN
(2) B-SIDE BELT FEEDERS
(2) A-SIDE BELT FEEDERS
(4) 8' x 16' RAW COAL SCREENS (TOP DECK ONLY)
(1) 60" x 20' HEAVY MEDIA VESSEL
(2) 8' x 16' VESSEL REFUSE SCREENS
(1) 8' x 16' VESSEL CLEAN COAL SCREEN
(1) 36" x 10' MAGNETIC SEPARATOR
34 TPH MAG.
(4) 8' x 16' DESLIME SCREENS
(3) 8'x16' HMC CC DRAIN AND RINSE SCREENS
(2) 30" HEAVY MEDIA CYCLONES (D30B-14-65)
(2) 6'x16' HMC REFUSE DRAIN AND RINSE SCREENS
(3) EBR-42 CLEAN COAL CENTRIFUGES
(2) 36" x 10' MAGNETIC SEPARATORS
(1) BANK OF (8) 15" RAW COAL CLASSIFYING CYCLONES (D15L-10.5-T135) (5-1/4" VF, 20 PSI)
(2) BANKS OF (12) TRIPLE START COMPOUND SPIRALS
(1) BANK OF (8) 15" CLEAN COAL CLASSIFYING CYCLONES (D15L-10.5-T135) (4) OPERATING (6-3/4" VF, 12 PSI)
(4) 7'x80"x45 CLEAN COAL SIEVE BENDS
(1) FROTH FEED TANK AGITATOR
(1) BANK OF (4) 1000 CUBIC FOOT FLOTATION CELLS
AGITATOR
SKIMMER
BLOWER
(4) 44"x132" SCREENBOWL CENTRIFUGES
(1) BANK OF (3) 15" REFUSE CYCLONES (COMMON)
(2) 4'x10' FINE REFUSE SCREENS (COMMON)
(1) FINE REFUSE SUMP AND PUMP (8/6, 100 HP)
(1) 140' TAILINGS THICKENER (COMMON)
DRIVE LIFT
(2) THICKENER UNDERFLOW PUMPS (6/6, XXX HP)
(1) TAILINGS SUMP AND PUMP (8/6, 100 HP)
TO SLURRY IMPOUNDMENT
(1) HMV FEED SUMP AND PUMP (14/12, 400 HP)
(1) HMV DILUTE MEDIA SUMP AND PUMP (8/6, 50 HP)
(1) HMC FEED SUMP AND PUMP (12/10, 400 HP)
(1) HMC DILUTE MEDIA SUMP AND PUMP (8/6, 200 HP)
(1) RAW COAL CYCLONE FEED SUMP AND PUMP (14/12, 400 HP)
(1) SPIRAL CLEAN COAL SUMP AND PUMP (8/6, 200 HP)
(1) CLEAN COAL CYCLONE FEED SUMP AND PUMP (14/12, 400 HP)
(1) SCREENBOWL EFFLUENT SUMP AND PUMP (10/8, 100 HP)
(1) CLARIFIED WATER PUMP (14/12, 500 HP)
CLEAN COAL COLLECTING CONVEYOR
CLEAN COAL TRANSFER CONVEYOR
REFUSE COLLECTING CONVEYOR
REFUSE TRANSFER CONVEYOR
REFUSE CONVEYOR
TO NO. 1 ROCK BIN
FLOW LABEL KEY
TPH
W% SOLIDS/MDIS
GPM
GPM SLURRY

| No | DATE | REVISION | BY | CK | APP |
|---|---|---|---|---|---|
| 2 | 8-5-21 | GENERAL UPDATE | CTF | | – |
| 1 | 5-17-21 | FINAL | CTF | | – |

| SCALE: | | DATE |
|---|---|---|
| DESIGNED BY | CTF | 5-17-21 |
| DRAWN BY | CTF | 5-17-21 |
| CHECKED BY | – | – |
| APPR | – | – |
| APPR | – | – |

# H2OS Consulting

**PEABODY ENERGY**

**SHOAL CREEK PLANT UPGRADE**

PLANT FLOWSHEET

Drawing Type : **FS** | DWG No. **1061-0104** | REV **2**

Figure 14-1. Plant Flow Sheet

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
Figure 14-2. Preparation Plan & Surface Facilities
14.4.    Plant Yield
The underground mining equipment is constrained to certain mining heights. When coal seams are thin, the mining equipment might cut extra roof or floor rock to maintain the minimum height. In addition, the parting between Mary Lee and Blue Creek seams is mostly waste rock. The plant yield at Shoal Creek is highly correlated to the coal seam thickness. The heavy media circuits are normally configured to separate coal from refuse at a specific gravity ranging from 1.30 to 1.60. The plant yield is highly variable due to the above reasons and it ranges from 30% to 60%. The projected yield is shown in Table 29. More detailed discussions are included in sections 10.3, 12.2.2, and 12.2.3.
14.5.    Energy, Water, Process Material, Personnel Requirements
The main consumables for the coal processing at Shoal Creek are electricity for crushing, conveyance, coal processing, magnetite for heavy media circuits, and water for coal processing. The typical usages are 20 – 30 million kWh per year, 800 tons per year, and 1000 - 1500 gallons per minute respectively based on historic records. Due to the recent installation of heavy medium vessels at the plant, the magnetite consumption will likely increase, but probably be less than one pound of magnetite for every ton of ROM coal processed.
The coal handling and processing plant operates from Monday to Thursday with two 12 hours shifts per day. Required maintenance is normally scheduled during Friday or weekends as needed. A total of 40 persons are needed to operate and maintain the processing plant at Shoal Creek.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
15.    INFRASTRUCTURE
Shoal Creek has built extensive infrastructure to support the operation and no additional new infrastructure is required to support current production. All infrastructure will require routine maintenance, and some might require periodic relocation or extension.
The main infrastructure was built in 1994 with the construction of the original Shoal Creek portal located in Jefferson County adjacent to the Black Warrior River. It encompasses the coal handling and processing plant, slope access with rail and conveyor haulage, ventilation shafts, man and material shaft, coal refuse disposal areas, barge loadout, administration, and other supporting facilities. In 2011, the operation added a newly constructed portal site in Walker County (currently named Camp Creek portal). The Camp Creek portal site includes a bathhouse for all mine employees, mine office, warehouse, supply yard, elevator shaft for personnel and materials, intake and return shafts, and a parking lot for employees. All personnel is from nearby towns and they drive in or out to the operations. There is no on-site accommodation or camp.
Shoal Creek has established all required roads for off-highway trucks and light vehicles to support daily operations. The Shoal Creek surface facilities at the Camp Creek and Shoal Creek portals are all accessible by paved and/or improved gravel roads. These are capable of being traversed by personnel vehicles and tractor-trailer trucks. Blackburn Road provides access to the Camp Creek Portal, and Nancy Ann Bend Road provides access to the Shoal Creek portal. These facilities are shown in Figures 15-1. and 15-2.
Coal mined from Shoal Creek is conveyed to the stockpiles located near the plant before being processed and then loaded onto barges. The barge loading facility is at Bankhead Lake, which is part of the Black Warrior Riverway. The barge loadout is located 370 water navigable miles from the McDuffie Coal Terminal in the city of Mobile, Alabama.
The Shoal Creek Plant processes ROM coal to produce a saleable product. Two waste byproducts result from this processing, coarse refuse and fine refuse (slurry).
Coarse refuse is transported and disposed of from the preparation plant to permitted coarse refuse disposal areas by conveyors, trucks, or scrapers. The coarse refuse is used as the embankment or cap material for the slurry impoundments or disposed to other designated areas. The current active coarse refuse disposal areas are areas A, B, E, F and G with a total potential capacity of 5-10 years with other extension areas available.
Fine refuse or slurry is disposed of via a series of slurry handing pumps from the preparation plan in permitted slurry impoundments. A Drisco pipe manifold is located along the inner perimeter of the impoundment with valves located strategically to direct the discharge where needed. The need is based on the desire to maintain a "beach" of material above the waterline to control seepage and the phreatic table. When an area has a well-established beach above the water level, valves are positioned to allow the slurry to be discharged in an area needing more of a beach.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
Figure 15-1. Camp Creek Portal Site
Figure 15-2. Plant and Barge Loadout Facilities at Shoal Creek Portal

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
The slurry impoundments are constructed with a combination of coarse refuse and earth fill material according to permit requirements. They are normally raised through phases using the downstream construction method as permitted. The current active slurry impoundments for Shoal Creek include areas C and H. The impoundment C is approaching its design life with approximately 330 acre-feet of capacity remaining. The impoundment H has been constructed for stage I with 331 acre-foot capacity and stage II has been permitted for construction for an additional 619 acre-foot capacity.
All refuse storages are monitored, inspected, and certified according to MSHA regulations. The expansion beyond the active storages for the coarse and slurry refuse storage has been planned and scheduled to meet future production. They will be permitted and constructed through phases in time.
The main water supply for the mine and processing plant is from the mine dewatering system and Black Warrior River.
Power is supplied by the Alabama Power Company. The point of connection between the overhead three-phase 115k volts conductors from Alabama Power Company and 115k volt three-phase switch is located within the 115k-14.4v three-phase substation at the Shoal Creek Portal and White Oak near the Camp Creek Portal. The main power consumption is for underground mining equipment, coal conveyance, coal processing, water pumps, ventilation, etc. The typical consumption is approximately 150– 200 million kWh per year.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
16.    MARKET STUDIES AND MATERIAL CONTRACTS
16.1.    Introduction
Shoal Creek is an active operation with a well-established customer base and brand in Europe, South America, and East Asia and the market has been very well defined for international metallurgical coal used for steel making. The pricing used to establish coal reserves was established and provided by the Company and the details are discussed in section 19.1. The Company provides a general outlook for the metallurgical coal market in quarterly SEC filings.
16.2.    Product and Market
Shoal Creek supplies coal to steel manufacturers primarily in Europe, South America and North East Asia traditionally on a term contract basis. The product has a well-established customer base in those regions. These sales are normally executed through annual and multi-year international coal supply agreements that contain pricing linked to well-established coal indices or may include provisions requiring both parties to renegotiate pricing periodically. Industry common practice is to negotiate price for seaborne metallurgical coal contracts on a quarterly, spot, or index basis. Depending on the market, Shoal Creek occasionally sells coal products on the spot market. Historically, the operation has supplied one main product as the High Volatile (HV) coking coal. The typical quality specifications in recent contracts from different customers vary slightly on ash and volatile matter (VM), but the ranges are normally from 9.5% to 10.5% for ash, and from 29% to 30.5% for VM on a dry basis. The coal reserves stated in this report assume the contracts are for 10%-10.5% ash and 30%-30.5% VM. The typical moisture of Shoal Creek coal is from 8.0% to 9.0%. Other typical coking coal properties are discussed in section 10.1.2.
16.3.    Market Outlook
It is the Company’s view that the long-term outlook for global seaborne metallurgical demand shows consistent, albeit modest, growth over the next several years. The demand for metallurgical coal products is impacted by economic conditions; government policies; demand for steel; and competing technologies used to make steel, some of which do not use coal as a manufacturing input, such as electric arc furnaces. The supply and demand can be significantly impacted by the availability of domestic coal production in leading import countries, such as China, and the competitiveness of seaborne supply from leading metallurgical coal exporting countries, such as Australia, Canada, Mongolia, and the US. Shoal Creek’s product competes globally on the basis of coal quality and characteristics, delivered cost, and reliability of supply.
16.4.    Material Contracts
The company continues to closely monitor market conditions and to negotiate sales contracts for the future years. The future sales will be dependent on general economic conditions, weather, and other factors. Price forecasts, supply and demand models, and other key assumptions and analysis used to establish the reserves, are developed internally and stress tested against independent third-party research not commissioned by us, to confirm that the conclusions reached through our analytical processes, and our price forecasts, fall within the ranges of the projections included in this third-party research. The development of the analysis, price forecasts, supply and demand models and related assumptions are subject to multiple levels of management review.
Shoal Creek has all supply and service contracts in place to provide necessary materials and services for the current and future operation. Due to the price fluctuation recently, some materials are

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
purchased on a non-contract basis. Table 16-1. includes the key purchase arrangements for the operation.
Table 16-1. Material and Service Contracts

Material Type	Supplier	Comments
Shearer Exchange Agreement	Joy Global	Shearer rebuilds including parts required for two longwalls
Electric Power	Alabama Power Company	Existing ‘Requirements’ supply with evergreen term.
Roof Bolt	Jennmar	Non-contract basis on spot purchase
Magnetite	Quality Magnetite	Non-contract basis on spot purchase

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
17.    ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT
17.1.    Environment Studies
There have been numerous environmental studies conducted for the Shoal Creek Mine. These studies supported permitting at the state level.
At the state level, studies have been conducted to support Alabama Surface Mining Commission surface coal mine permitting. These studies covered the topics of land use, archaeology, paleontology, climatology, geology, hydrology, soil, vegetation, wildlife, and wetlands, which are presented in the ASMC surface mining permit.
Results of these studies supported agency findings and authorizations for coal leasing and mining. The resultant agency decisions allowed mining and reclamation activities to proceed in compliance with state and federal requirements.
Periodically, other studies are required for additional mining, such as habitat assessment and subsidence reporting.
17.2.    Permitting
As of December 31, 2021, all required licenses and permits are in place for all activities for the operation of the Shoal Creek Mine. Table 17-1. below list’s major permits.
Underground coal mining operations in Alabama are required to obtain other permits and leases to conduct support activities. Other permits held by Shoal Creek Mine include but are not limited to mining licenses, underground injection permits, permits for sewage, water withdrawal permits, nuclear device permits, generator ID, and mine plan approvals. Many of these permits require regular monitoring, reporting and renewals.
Based on historical permitting efforts and the anticipated reserve life, no obstacle to permitting is anticipated.
17.3.    Social and Community Impact
Shoal Creek Mine’s primary contribution to the community is through employment opportunities and it employed 379 people at the end of 2021. Shoal Creek mine’s workforce includes union employees through a collective bargaining agreement with United Mine Workers of America, ratified in September of 2021. Direct and indirect economic benefits to local communities were provided through wages, taxes, capital investments, and vendor contracts. At the state and local level, the taxes paid by Shoal Creek Mine included ad valorem, severance, real estate property, personal property, sales, and unemployment. At the federal level, Shoal Creek Mine paid reclamation fees to the AMLP (Abandoned Mine Land Program) and black lung tax.
Shoal Creek Mine is located in a rural setting and is required to conduct environmental monitoring to determine compliance with regulatory requirements that protect people and the environment. Routine monitoring includes particulate matter, surface water discharges; groundwater for level and quality; and revegetation species and amounts. Results are reported to the appropriate regulatory agencies.
Shoal Creek Mine also employs numerous operational controls to ensure mining activities occur according to regulatory requirements. The following are examples of controls that protect the surrounding community.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
Table 17-1. Operational Permits

Permit No.	Regulatory Agency	Issue Date	Renewal/ Expiration Date	Description
P-3666	Alabama Surface Mining Commission	Originally issued June 20, 1991 (most recently renewed June 25, 2021)	Renewal - June 19, 2026	Alabama Permit to Mine (Also referred to as the SMCRA Permit)
Alabama has primacy for the Surface Mining Control and Reclamation Act (SMCRA). This permit authorizes surface/underground coal mining and reclamation activities. The pre-mining land use consists of primarily forestland. The approved postmining land use is forestland which includes undeveloped lands and unmanaged timberland. The reclamation plan describes the required activities to meet state reclamation standards for the approved postmining land use. The plan addresses: approximating original contours, topsoil salvage and replacement, and revegetation. Periodic reporting and associated monitoring, renewals, and revisions (as needed) are required to maintain the permit.
4-07-2707-001-01*	Jefferson County Department of Health	September 11, 2019	N/A	Jefferson County, Alabama Air Permit to Construct and Operate
This permit authorizes coal processing, backup generator use, and gasoline dispensing at the Shoal Creek Preparation Facility. Appropriate control measures, monitoring, reporting and periodic notifications are required to maintain the permit.
414-0023-X001*	Alabama Department of Environmental Management	April 26, 2019	N/A	Alabama Air Permit to Construct and Operate (Excluding Jefferson County, Alabama)
This permit authorizes backup generator use at Shoal Creek Mine’s Camp Creek Portal. Appropriate control measures, monitoring, reporting, and periodic notifications are required to maintain the permit.
AL0062421	Alabama Department of Environmental Management	October 6, 2016	Administratively extended on October 5, 2021	Alabama Pollutant Discharge Elimination System Permit
This permit authorizes the discharge of water from mine-related point sources into waters of the state. Regular monitoring, reporting, revisions and treatment (as needed) are required to maintain the permit.
SAM-2016-01565-CMS	US Army Corps of Engineers	October 26, 2018	July 5, 2023	Individual Permit
This decision authorizes the construction of Impoundment H refuse disposal area. Extensions, as needed, are required to maintain this permit.
AL91-02077-N	US Army Corps of Engineers	June 24, 1992	June 24, 1995	Individual Permit
This decision authorizes the Shoal Creek barge loadout facility. No work is required to maintain this authorization.
* These represent the current permit and associated issue date.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
•Planned subsidence activity is performed according to the requirements of the ASMC. The risk to local landowners and the surrounding community is minimized through the use of subsidence controls. These controls include pre-mine surveys, subsidence monitoring, advanced mining notifications, and, if needed, engineering controls to prevent or mitigate damage.
•Dust control follows the requirements of the Alabama Department of Environmental Management (ADEM) and the Jefferson County Department of Health. Roads are treated with water and chemicals on a regular basis. Reclamation occurs in a contemporaneous fashion to ensure bare soil is stabilized. Various dust control methods are utilized for coal handling processes including water sprays on conveyor transfer points, coal storage piles, and barge loading as needed.
•All surface water runoff from disturbed areas is required to pass through sediment control, as required by ASMC and ADEM. Shoal Creek Mine uses diversion ditches and berms to direct runoff through designed sediment control structures. These structures include sedimentation ponds as well as alternative sediment control measures (check dams, silt fences, etc.).
As part of the regulatory process with several agencies, Shoal Creek Mine provides notices to the public and interested parties about various activities. This includes notices of certain permitting, active mining, bond release, or other actions. These notices provide the opportunity to participate in the respective actions.
17.4.    Mine Reclamation and Closure
At Shoal Creek Mine, Waste and Water Management will continue to be central to daily activities through mine closure. Processed waste from the washing of coal is disposed of in several refuse areas permitted with ASMC and MSHA. Requirements for the operation and reclamation of these disposal areas include periodic inspections, compaction tests, and abandonment plans upon completion of the disposal. Components of the approved reclamation for these disposal areas also include the utilization of appropriate cover to meet the approved post-mine land use. Water Management at Shoal Creek Mine will continue through bond release and removal of the permitted NPDES outfalls. Through the use of pumps, diversion ditches, and berms, water is directed to approved sediment control/discharge structures at which time the discharge is periodically tested for quality as required by the appropriate regulatory agencies.
Land reclamation is a vital part of the mining life cycle that is integrated with the mining process. Reclamation occurs on an ongoing contemporary basis as soon as land becomes available to create a safe, stable and sustainable landform that benefits generations to follow. Reclamation is undertaken on a progressive basis with consultation between the environmental, technical services and production teams. In any given year, land reclamation activities can vary due to production needs, mine development, weather conditions, or other unforeseen factors.
Besides the contemporaneous reclamation activities consisting primarily of grading, topsoil replacement and re-vegetation of facility areas, the operation also estimates its liabilities for final reclamation and mine closure based upon detailed engineering calculations of the amount and timing of the future cash spending for a third party to perform the required work. Spending estimates are escalated for inflation and then discounted at the credit-adjusted, risk-free rate. It is recorded as an Asset Retirement Obligation (ARO) asset associated with the discounted liability for final reclamation and mine closure. The obligation and corresponding asset are recognized in the period in which the liability is incurred. The ARO asset is amortized on the units-of-production method over its expected life and the ARO liability is accreted to the projected spending date. As changes in estimates occur (such as mine plan revisions, changes in estimated costs or changes in the timing of the performance of reclamation activities), the revisions to the obligation and asset are recognized at the appropriate

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
credit-adjusted, risk-free rate. ARO estimates are reviewed and updated annually at a minimum. As of August 2021, the estimated ARO for the life of mine is shown in Table 17-2. below.
Table 17-2. Discounted Asset Retirement Obligation Estimates

Category	ARO as End of Mine Life (US$ in thousands)
Current ARO	22
Support Areas	8,666
Mine Closing	2,011
Total Liability	10,699

At Shoal Creek Mine, Waste and Water Management will continue to be central to daily activities through mine closure. Processed waste from the washing of coal is disposed of in several refuse areas permitted with ASMC and MSHA. Requirements for the operation and reclamation of these disposal areas include periodic inspections, compaction tests, and abandonment plans upon completion of the disposal. Components of the approved reclamation for these disposal areas also include the utilization of appropriate cover to meet the approved post-mine land use. Water Management at Shoal Creek Mine will continue through bond release and removal of the permitted NPDES outfalls. Through the use of pumps, diversion ditches, and berms, water is directed to approved sediment control/discharge structures at which time the discharge is periodically tested for quality as required by the appropriate regulatory agencies.
17.5.    Comments from Qualified Person(s)
Shoal Creek Mine’s current mine plans reflect a strong dedication to compliance at a federal, state, and local level. Through compliance with the regulatory agency’s permitting programs, all potential pollutant sources are addressed and mitigated if needed. In addition, Shoal Creek Mine’s permitting efforts have continued to provide a smooth path forward to continued operations through advanced planning and the renewal or revision of permits. Lastly, the recent ratification of the collective bargaining agreement between Shoal Creek Mine and the United Mine Workers of America (UMWA) helps provide a strong experienced workforce for continued operations while also providing numerous economic and social benefits to the local community.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
18.    CAPITAL AND OPERATING COSTS
18.1.    Introduction
Shoal Creek is an active operation with a long operating history. The LOM plan and financial model have been developed periodically. The coal volumes and product quality are developed from the detailed mine plan with production reflecting historic performance. The manpower requirement, operating cost, and capital are estimated from the historic data and future mine plan requirements on an annual basis.
18.2.    Operating Costs
The cost estimates used to establish coal reserves are generally estimated according to internal processes that project future costs based on historical costs and expected future trends. The estimated costs include mining, processing, transportation, royalty, add-on tax, and other mining-related costs. Peabody’s estimated mining costs reflect projected changes in prices of consumable commodities (such as steel), labor costs, geological and mining conditions, targeted product qualities, and other mining-related costs. Estimates for other sales-related costs (mainly transportation, royalty, and add-on tax) are based on contractual prices or fixed rates. All reserves in the LOM plan are leased from private parties or the federal government. The royalty expenses are included in the category of Sales Related Costs computed from the projected revenue and contractual rates. Other sales-related costs include barge transport and port handling.
Operating costs are projected based on historical operating costs and adjusted based on projected changes in staffing, hours worked, production, and productivity for mining areas in the LOM plan. The LOM Plan operating cost projections are shown in detail in Table 18-1. The projected operating cost is $224M on an annual average. These operating cost estimates are based on a substantial operating history and are in the accuracy range of +/ - 15%. No contingency is included.
Table 18-1. LOM Operating Cost Projection (in millions of US$ as nominal value)

Operating Cost	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
Labor Cost	49.9	51.5	53.2	54.9	54.9	54.0	55.8	57.7	56.6	42.7
Materials & Supplies	41.2	42.1	47.2	43.6	39.1	37.7	38.8	44.7	31.5	15.7
Power	12.3	12.5	12.7	13.0	13.3	13.6	13.9	14.3	14.6	13.8
Outside Services	29.8	37.0	25.2	27.4	23.7	20.2	19.5	25.6	19.0	8.4
Joint Facilities	2.1	2.1	2.1	2.1	2.1	2.1	2.1	2.1	2.1	2.1
Other Costs	3.9	-2.9	17.7	7.5	13.2	15.4	18.0	11.8	15.9	19.9
Sales Related Costs	53.3	48.5	65.7	57.4	53.5	48.0	53.5	53.9	48.3	37.8
Non-Cash Costs	36.3	36.4	36.9	36.3	35.2	24.6	26.5	25.8	21.4	16.7
Total Cost	228.7	227.3	260.6	242.2	234.9	215.6	228.1	235.9	209.4	157.0

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE

18.3.    Capital Expenditures
Shoal Creek will require capital expenditures each year for infrastructure additions/extensions, as well as for mining equipment rebuilds/replacements to continue producing coal. The capital expenditures have been projected based on mining equipment and infrastructure requirements as scheduled in the LOM. The capital expenditures are estimated to cover safety, equipment major rebuilds and replacement, conveyance system, infrastructure, etc. The capital expenditures, from 2022 through 2031, are shown in Table 18-2.
The total estimated capital expenditure is $72M from 2022 to 2031 with an annual average of $7.2M. All capital expenditure is considered as needed to maintain current operations. There is no expansion capital required for the current LOM plan. These capital cost estimates are based on a substantial operating history and are in the accuracy range of +/ - 15%. No contingency is included.
Table 18-2. Capital Expenditure Projection (in millions of US$ as nominal value)

Capital Expenditure	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
Facility & Development	2.0	1.0	0.0	2.9	2.8	2.0	1.1	0.3	0.3
Equipment	6.9	8.3	11.4	9.0	7.4	5.4	5.3	4.0	1.5
Total Capex	9.0	9.3	11.4	11.8	10.1	7.5	6.4	4.3	1.9

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
19.    ECONOMIC ANALYSIS
19.1.    Macro-Economic Assumptions
The Peabody Markets & Pricing Committee is responsible to provide the macro economic assumptions according to internal processes which rely on internal proprietary forecasts, existing contract economics and other third-party research. The sales price for Shoal Creek coal is benchmarked as 89% of Low-Volatile Premium Hard Coking Coal (LV PHCC) on the seaborne market based on historic quality and freight discount. The details for the pricing assumption are shown in Table 19-1. The cost and capital in the economic analysis assume 2.0-5.0% annual inflation for each category as shown in Table 19-2. The tax rate and discount rate used for the cash flow analysis are assumed to be 25% and 15% respectively.
Table 19-1. Sales Price Assumption

Sale Price	2022	2023	2024	2025	2026	2027 Thru LOM
LV PHCC (US$/Metric Tonne)	152.00	150.00	154.00	158.00	162.00	2.8% Inflation
Quality and Freight Discounts	89%	89%	89%	89%	89%	89%
Shoal Creek Price (US$/Short Ton)	122.47	121.56	124.29	127.91	130.64

Table 19-2. Inflation Assumptions

Cost Category	2022	2023	2024	2025	2026	2027 - LOM
General	2%	2%	2%	2%	2%	2.5%
Wage & Salary	3%	3%	3%	3%	3%	3.0%
Health Care	5%	5%	5%	5%	5%	5.0%
Steel	5%	2%	2%	2%	2%	2.5%
Capital	2%	2%	2%	2%	2%	2.5%

19.2.    Cash Flow Model
The cash flow is calculated in detail as shown in Table 19-3. The annual cash flow fluctuates between $7 million to $53 million with an average of $36 million from the years 2022 to 2031. The coal reserves are projected to be mined out after 2031. The cash flow after 2031 includes mainly income tax, working capital, and ARO. The NPV at a 15% annual discount rate is computed as $179 million which reflects the mid-year value of 2022. Since Shoal Creek is an existing operation with no requirements for major capital investment, the Internal Rate of Return (IRR) and payback period are not applicable. The positive annual cash flow and NPV demonstrate the positive economic value for reserves in the LOM plan.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE

Table 19-3. Cash Flow Analysis (in millions of US$ in nominal value)

Economic Analysis	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033-LOM
Revenue	229	216	297	261	246	224	254	261	227	181
Cash Generated (EBITDA)	37	25	74	55	46	33	53	51	39	41
Income Tax	-1	-4	8	4	2	2	6	6	4	6	-1
Working Capital	0	2	-7	3	1	1	-2	0	1	2	12
ARO/Mine Closure Expense	1	1	1	1	1	0	1	1	1	5	4	3
Capex	9	9	11	12	10	7	6	4	2
Non-Cash Cost Adjustment	6	13	-7	3	-3	-5	-8	-2	-6	-15
Cash Flow	22	7	53	38	37	30	45	42	39	46	9	-3
Cash Flow (Cumulative)	22	29	82	120	157	187	231	273	312	358	367	364

19.3.    Sensitivity Analysis
The sensitivity analysis is conducted on sales price, cost, productivity and capital with the detailed results in Table 19-4. The quality and yield for in situ coal are fairly consistent, and the grade is not included in the sensitivity study. The NPV is calculated for 10%, 15%, and 20% annual discount rates. The minimum NPV is $40 million at a 20% discount rate and - $15 per ton for price variance.
Table 19-4. Sensitivity Analysis (in millions of US$ as nominal value)

SALE PRICE	Changes	$ 15.00	$ 10.00	$5.00	$ -	$(5.00)	$(10.00)	$(15.00)
	NPV @ 10%	357	309	261	220	164	116	68
	NPV @ 15%	291	251	211	179	131	91	51
	NPV @ 20%	243	209	175	148	107	74	40

COST	Changes	$(7.50)	$(5.00)	$(2.50)	$ -	$2.50	$5.00	$7.50
	NPV @ 10%	268	249	231	220	194	176	157
	NPV @ 15%	215	201	186	179	156	142	127
	NPV @ 20%	178	165	153	148	129	117	105

PRODUCTIVITY	Changes	7.50%	5.00%	2.50%	0.00%	-2.50%	-5.00%	-7.50%
	NPV @ 10%	306	275	244	220	181	150	119
	NPV @ 15%	248	222	197	179	146	120	95
	NPV @ 20%	206	184	163	148	120	98	77

CAPITAL	Changes	-7.50%	-5.00%	-2.50%	0.00%	2.50%	5.00%	7.50%
	NPV @ 10%	213	213	213	220	212	212	212
	NPV @ 15%	171	171	171	179	171	171	171
	NPV @ 20%	141	141	141	148	141	141	141

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
20.    ADJACENT PROPERTIES
Adjacent properties to Shoal Creek, of competing coal companies are #4 and #7 mines of Warrior Met Coal to the South, Blue Creek project of Warrior Met Coal to the northwest, and Oak Grove mine to the southeast.
To the north, east and west, additional coal leases might be available for future expansion. The available public drilling information from Coal Bed Methane wells in adjacent properties are included in the geological model, but they are only used to extend the model beyond the Shoal Creek mine area. They don’t have an impact on the coal resource and reserve estimates in this report. The Blue Creek coal seam in those leases is generally thin and will require additional exploration and development.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
21.    OTHER RELEVANT DATA AND INFORMATION
All data relevant to the associated mineral reserves and mineral resources have been included in the sections of this Technical Report Summary.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
22.    INTERPRETATION AND CONCLUSIONS
22.1.    Geology and Resources
The regional and local geology at Shoal Creek is understood well by the Qualified Person through working experience and historic mining in the area. The exploration data at Shoal Creek has been collected with high-quality standards and the geological models have been further enhanced by incorporating mine survey and sampling programs. The points of observation, including the structure and coal quality, are sufficient for the determination of resource classification criteria which is developed from the DHSA method which is widely adopted in the coal mining industry. Most of the coal within the resource areas is under control by leases. The coal resources at Shoal Creek are estimated to be 82 million tons which have the potential to be converted to reserves with additional exploration and studies in the future.
22.2.    Mining and Reserves
The Shoal Creek Mine has a long operating history with all required infrastructure to support future production. All required property control, including coal and surface for the reserve area, has been obtained to support the operation. Shoal Creek is an underground mine using a longwall mining method to extract coal which is processed by the preparation plant on the surface. The mining and processing methods have been adapted and practiced at Shoal Creek and the related mining industry for many decades. All major equipment is located at the operation and it will be adequate to support future production. The LOM plan shows the projected economic viability for the estimated reserves of 18 million tons.
22.3.    Environmental, Permitting and Social Considerations
As of December 31, 2021, all required licenses and permits are in place for all activities needed for the operation of Shoal Creek. There are no current requirements for additional work or studies on the above-mentioned document. Many of these permits require regular monitoring, reporting, and renewals.
Land reclamation is a vital part of the mining life cycle that is integrated with the mining process. Shoal Creek is committed to complying with the Company’s Environmental policy. This includes taking responsibility for the environment, which benefits the communities and restores the land for generations that follow. The historic performance on the reclamation activities and the projected future ARO are supportive of the reserve estimates at Shoal Creek.
22.4.    Economic Analysis
The LOM plan and financial model have been developed periodically. The coal volumes and product quality are developed from the detailed mine plan with production reflecting historic performance. The manpower requirement, operating cost, and capital are estimated from the historic data and future mine plan requirements on an annual basis, and they are considered accurate to support the reserve estimates.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
23.    RECOMMENDATIONS
23.1.    Geology and Resources
Routine exploration work should be evaluated to provide further geological confidence, along with the existing mine survey and sampling program. This will provide adequate support to the operation for short-term and mid-term planning, production, and coal quality control purposes.
It is recommended to further define the faults near the L4 panels in the current LOM. Horizontal drilling should be evaluated and possibly conducted from nearby gate roads once they are developed.
It is recommended to continue having an experienced geologist log core holes, measure core recovery, and conduct sampling. All future drilling should be geophysically logged to verify the depth and thickness of any boreholes, and the depth, thickness and core recovery percentages of core holes. All activities should be conducted according to Peabody drilling exploration standards.
23.2.    Mining, Processing and Reserves
It is recommended to conduct a reconciliation to further validate the assumptions for loss and dilution during mining and processing. The yield gain from the plant upgrade should be verified with the actual plant performance once adequate operational data is available.
The operation should continue to follow the approved roof control and ventilation plan. Any material changes on the plans or from the plans should be assessed, and any related impacts on resource and/or reserve estimates should be incorporated in any future updates.
23.3.    Environmental, Permitting and Social Considerations
It is recommended to maintain current reclamation practices and ensure the appropriate balance of disturbance and reclamation activities. Any significant mine plan change should be considered for the ARO update.
23.4.    Economic Analysis
The ability of Peabody, or any coal company, to achieve production and financial projections is dependent on numerous factors. These factors primarily include site-specific geological conditions, the capabilities of management and mine personnel, the level of success in acquiring coal leases and surface properties, coal sales prices and market conditions, environmental issues, securing permit renewals and bonds, and developing and operating mines in a safe and efficient manner. Unforeseen changes in legislation and new industry developments could substantially alter the performance of any mining company. It is recommended that those factors should be assessed regularly according to the Company’s internal control, and material changes are to be reflected in the future resource and/or reserve estimates.

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
24.    REFERENCES
Bertoli, O., Paul, A., Casley, Z. and Dunn, D., 2013. Geostatistical drill hole spacing analysis for coal resource classification in the Bowen Basin, Queensland. International Journal of Coal Geology, 112, pp.107-113.
Weir International, Inc., 2018: 43-101 Technical Report for Shoal Creek Mine, Prepared for Drummond Company, Inc.
Geological Survey of Alabama, 2018, Assessment of groundwater resources in Alabama, 2010-16: Alabama Geological Survey Bulletin 186, 426 p., plus separately bound volume of 105 plates.
Puente, Celso, Newton, J. G., and Bingham, R. H., 1982, Assessment of hydrologic conditions in potential coal-lease tracts in the Warrior coal field, Alabama: U.S. Geological Survey Open-File Report 81-540, Tuscaloosa, AL, U.S. Geological Survey.
Harkin, J.R., 1980, Hydrologic Assessment, Eastern Coal Province Area 23, Alabama: U.S. Geological Survey Water Resource Investigation Report 80-683, 76 p.
Hunter, Jonathan, and Moser, P. H, 1990, Groundwater availability in Tuscaloosa County, Alabama: Alabama Geological Survey Special Map 219, 127 p.
Diamond, William, and Levine, J. R. 1980, Direct method determination of the gas content of coal: Procedures and results. Report of Investigations 8515. U. S. Bureau of Mines

TECHNICAL REPORT SUMMARY                        SHOAL CREEK MINE
25.    RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT
This technical report summary has been prepared by Qualified Persons who are employees of the registrant. In their specific areas of expertise, these Qualified persons have contributed to the appropriate sections of this report. These Qualified Persons have also relied on the information provided by the Company for property control, marketing, material contracts, environmental studies, permitting and macro-economic assumptions as stated in Section 3.2, Section 16, Section 17, and Section 19. As the operation has been in production for many years, the Company has considerable experience in those areas. The Qualified Persons have taken all appropriate steps, in their professional opinion, to ensure that the above information from the Company is sound.